As filed, via EDGAR, with the Securities and Exchange Commission on February 20, 1997
                                                               File No.: 33-8982

--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       [ ] Pre-Effective Amendment No. __

                       [ ] Post-Effective Amendment No. __
                        (check appropriate box or boxes)

                               -------------------

                             THE VICTORY PORTFOLIOS
               (Exact Name of Registrant as Specified in Charter)

                                 1-800 539-3863
                        (Area Code and Telephone Number)

                  3435 Stelzer Road, Columbus, Ohio 43219-3035
               (Address of Principal Executive Office) (Zip Code)
                               -------------------
                               George O. Martinez
                               BISYS Fund Services
                                3435 Stelzer Road
                            Columbus, Ohio 43219-3035
                     (Name and address of agent for service)

Copies to:
                   JAY G. BARIS, ESQ.                  William J. Blake
            Kramer, Levin, Naftalis & Frankel      Key Asset Management Inc.
                    919 Third Avenue                   127 Public Square
                New York, New York  10022           Cleveland, Ohio  44114

                               -------------------

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Registrant has registered an indefinite number of securities under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940; accordingly, no fee is payable herewith. A Rule 24f-2 Notice for Registrant's most recent fiscal year ended October 31, 1996 was filed with the Commission on December 23, 1996.

                             THE VICTORY PORTFOLIOS
                    THE VICTORY INVESTMENT QUALITY BOND FUND
                              CROSS REFERENCE SHEET
                           ITEMS REQUIRED BY FORM N-14

PART A
 N-14
ITEM NO.     ITEM CAPTION                           PROSPECTUS CAPTION
--------     ------------                           ------------------

 1.   Beginning of Registration Statement           Cross Reference Sheet;
      and Outside Front Cover Page of               Front Cover Page.
      Prospectus

 2.   Beginning and Outside Back Cover
      Page of Prospectus                            Front Cover Page.

 3.   Fee Table, Synopsis                           Synopsis; Special Risk
      Information and Risk Factors                  Factors; Comparison of
                                                    Fees and Expenses.

 4.   Information About the Transaction             Reasons for the
                                                    Transaction; Synopsis;
                                                    Information about the
                                                    Transaction.

 5.   Information About the Registrant              Synopsis; Comparison of
                                                    the Funds' Investment
                                                    Objectives and
                                                    Policies; Information
                                                    about the Funds;
                                                    Additional Information.

 6.   Information About the Company                 Synopsis; Comparison of
      Being Acquired                                the Funds' Investment
                                                    Objectives and
                                                    Policies; Information
                                                    about the Funds;
                                                    Additional Information.


 7.   Voting Information                            Information Relating to
                                                    Voting Matters.

 8.   Interest of Certain Persons and               Inapplicable.
      Experts

 9.   Additional Information Required               Inapplicable.
      for Reoffering by Persons Deemed
      to be Underwriters

PART B
 N-14                                              STATEMENT OF ADDITIONAL
ITEM NO.   ITEM CAPTION                            INFORMATION CAPTION
--------   ------------                            -------------------

10.   Cover Page                                    Cover Page.

11.   Table of Contents                             Cover Page.

12.   Additional Information About
      the Registrant                                Statement of Additional
                                                    Information of The
                                                    Victory Portfolios
                                                    dated March 1, 1997.

13.   Additional Information About
      the Company Being Acquired                    Inapplicable.

14.   Financial Statements                          Statement of Additional
                                                    Information of The
                                                    Victory Portfolios
                                                    which incorporates the
                                                    audited annual
                                                    financial statements of
                                                    the Victory Investment
                                                    Quality Bond Fund and
                                                    the Victory Government
                                                    Bond Fund as of October
                                                    31, 1996; and the pro
                                                    forma combined
                                                    financial statements of
                                                    the Victory Investment
                                                    Quality Bond Fund and
                                                    the Victory Government
                                                    Bond Fund, as of
                                                    October 31, 1996.


PART C
 N-14
ITEM NO.   ITEM CAPTION                            PART C CAPTION
--------   ------------                            --------------

15.  Indemnification                               Indemnification.

16.  Exhibits                                      Exhibits.

17.  Undertakings                                  Undertakings.

                             THE VICTORY PORTFOLIOS
                        The Victory Government Bond Fund
                                3435 Stelzer Road
                             Columbus, OH 43219-3035
                                 (800) 539-3863

Dear Shareholder:                                              (Date of Letter)

We are pleased to invite you to attend a special meeting of Shareholders of the Victory Government Bond Fund (the "Fund"). This meeting will be held at 10:00 a.m. Eastern time on May , 1997, at 3435 Stelzer Road, Columbus, Ohio 43219. The Board of Trustees of the Fund unanimously recommends that you vote to approve a Plan of Reorganization and Liquidation.

If the Plan is approved:

         You will receive shares of the Investment Quality Bond Fund equal to the value of your Government Bond Fund Shares on the exchange date.

         The share exchange will not be taxable to you or the Fund and your cost basis will remain the same as your original cost.

         Class B shareholders will receive shares of the Investment Quality Bond Fund and will not incur a sales charge. Additionally, Investment Quality Bond Fund shares received in exchange may be redeemed at any time without a contingent deferred sales charge and are not subject to distribution expenses, which are currently paid by shareholders of Government Bond Fund Class B shares.

         No sales charge will be imposed in connection with this transaction.

As a shareholder of the Investment Quality Bond Fund it is expected that you will realize benefits from the economies of scale associated with an investment in a larger fund. A larger fund can be expected to more easily take advantage of investment opportunities at more favorable terms and lower transaction expenses than a smaller fund. Additionally, a larger fund can more easily attract new investors and thereby increase its asset base to allow the fund and its shareholders to benefit from reduced operating expenses. While the investment policies of the Investment Quality Bond Fund are different than those of the Government Bond Fund, both seek to provide investors with a high level of income. Key Asset Management Inc. is adviser to both funds and will continue to serve as adviser after the reorganization.

Your vote is important. Please sign and return your proxy card promptly so that a sufficient number of shares can be represented at the meeting, and the additional expense of resolicitation can be avoided. Remember to sign and return all proxy cards you receive. We appreciate your commitment to The Victory Portfolios, and look forward to your continuing support as a shareholder.

                                             Sincerely,


                                             /S/ Scott A. Englehart
                                             ----------------------
                                             Scott A. Englehart
                                             Secretary

                             THE VICTORY PORTFOLIOS
                        THE VICTORY GOVERNMENT BOND FUND
                                3435 STELZER ROAD
                            COLUMBUS, OHIO 43219-3035
                                 (800) 362-5365

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                   MAY __, 1997

         A Special Meeting of Shareholders (the "Meeting") of the Victory Government Bond Fund (the "Government Bond Fund") will be held on May , 1997 at 10:00 a.m. Eastern time, at the offices of The Victory Portfolios (the "Trust"), 3435 Stelzer Road, Columbus, Ohio 43219-3035, for the following purposes, which are more fully described in the accompanying Combined Prospectus/Proxy Statement dated March __, 1997:

         1. To approve a Plan of Reorganization and Liquidation providing for the transfer of the assets of the Government Bond Fund to the Victory Investment Quality Bond Fund, another portfolio of the Trust (the "Investment Quality Bond Fund"), in exchange for shares of the Investment Quality Bond Fund and the distribution of such shares to shareholders of the Government Bond Fund in liquidation of the Government Bond Fund; and

         2. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

         THE  BOARD  OF  TRUSTEES  OF  THE  TRUST  UNANIMOUSLY  RECOMMENDS  THAT
SHAREHOLDERS   OF  THE  GOVERNMENT  BOND  FUND  VOTE  TO  APPROVE  THE  PLAN  OF
REORGANIZATION AND LIQUIDATION.

         The Board of Trustees of the Government Bond Fund has fixed the close of business on March 14, 1997 as the record date for determination of shareholders entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The enclosed proxy is being solicited on behalf of the Board of Trustees of the Trust.

         Each shareholder who does not expect to attend in person is requested to complete, date, sign and promptly return the enclosed form of proxy.

                                                  By order of the Board of
                                                  Trustees,

                                                  Scott A. Englehart
                                                  Secretary
Dated:  March __, 1997

                             YOUR VOTE IS IMPORTANT

Please indicate your voting instructions on the enclosed proxy card, sign and date it, and return it in the envelope provided, which needs no postage if mailed in the United States. In order to save any additional expense of further solicitation, please mail your proxy promptly.

                             THE VICTORY PORTFOLIOS
                        THE VICTORY GOVERNMENT BOND FUND
                    THE VICTORY INVESTMENT QUALITY BOND FUND
                                3435 STELZER ROAD
                            COLUMBUS, OHIO 43219-3035
                                 (800) 362-5365

                       COMBINED PROSPECTUS/PROXY STATEMENT

                                 March __, 1997

         This Combined Prospectus/Proxy Statement is sent to you in connection with the solicitation of proxies by the Board of Trustees (the "Board") of The Victory Portfolios (the "Trust") on behalf of the Victory Government Bond Fund (the "Government Bond Fund") for a Special Meeting of Shareholders (the "Meeting") to be held at the offices of the Trust, 3435 Stelzer Road, Columbus, Ohio 43219-3035, on May , 1997, at 10:00 a.m. Eastern time, at which shareholders of the Government Bond Fund will be asked to consider and approve a proposed Plan of Reorganization and Liquidation (the "Plan").

         The Plan provides for the transfer of the assets of the Government Bond Fund to the Victory Investment Quality Bond Fund, another portfolio of the Trust (the "Investment Quality Bond Fund"), in exchange for shares of the Investment Quality Bond Fund. Following such transfer, shares of the Investment Quality Bond Fund will be distributed to the existing shareholders of the Government Bond Fund in liquidation of the Government Bond Fund. As a result of the proposed transactions, each shareholder of Class A and Class B shares of the Government Bond Fund will receive that number of full and fractional shares of the Investment Quality Bond Fund equal in value at the close of business on the date of the exchange to the value of that shareholder's shares of the Government Bond Fund. These transactions are referred to as the "Reorganization." (The Investment Quality Bond Fund and the Government Bond Fund are sometimes referred to as a "Fund" and together as the "Funds").

         The Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Trust is organized as a Delaware business trust, and issues its shares of beneficial interest in separate portfolios, each with its own investment objective and policies. The primary investment objective of the Investment Quality Bond Fund is to provide a high level of income. The investment objective of the Government Bond Fund is to provide as high a level of current income as is consistent with preservation of capital by investing in U.S. Government securities. Because each Fund is "diversified," it is subject to certain requirements under the 1940 Act that limit the amount of its assets that may be invested in any one company.

         The investment adviser to both Funds is Key Asset Management Inc. ("KAM" or the "Adviser").

         This Combined Prospectus/Proxy Statement, which you should keep for future reference, sets forth concisely the information about the Investment Quality Bond Fund that a prospective investor should know before voting. THIS COMBINED PROSPECTUS/PROXY STATEMENT IS ACCOMPANIED BY THE PROSPECTUS OF THE INVESTMENT QUALITY BOND FUND DATED MARCH 1, 1997, AND THE ANNUAL REPORT OF THE INVESTMENT QUALITY BOND FUND DATED OCTOBER 31, 1996, WHICH ARE INCORPORATED BY REFERENCE IN THEIR ENTIRETY. A Statement of Additional Information dated March 24, 1997 relating to this Combined Prospectus/Proxy Statement (the "Related Statement of Additional Information") has been filed with the Securities and Exchange Commission (the "Commission") and is incorporated by reference into this Combined Prospectus/Proxy Statement. Information about the Government Bond Fund is incorporated by reference to the Prospectus for the Government Bond Fund dated March 1, 1997, which has also been filed with the Commission. A Statement of Additional Information dated March 1, 1997, for the Investment Quality Bond Fund, has been filed with the Commission and is incorporated into the Related Statement of Additional Information. Copies of the Related Statement of Additional Information and the current Prospectus and Statement of Additional Information of the Government Bond Fund may be obtained without charge by writing the Trust, at P.O. Box 8527, Boston, Massachusetts 02266-8527, or by
calling                                                            800-539-3863.
--------------------------------------------------------------------------------
THE SECURITIES OF THE VICTORY INVESTMENT QUALITY BOND FUND HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS COMBINED PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO  PERSON  HAS  BEEN  AUTHORIZED  TO  GIVE  ANY  INFORMATION  OR  TO  MAKE  ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS COMBINED PROSPECTUS/PROXY STATEMENT AND IN THE MATERIALS EXPRESSLY INCORPORATED HEREIN BY REFERENCE AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE VICTORY INVESTMENT QUALITY BOND FUND OR THE VICTORY GOVERNMENT BOND FUND.
--------------------------------------------------------------------------------

TABLE OF CONTENTS

Synopsis..................................................................1
Special Risk Factors......................................................6
Comparison of Fees and Expenses...........................................8
Information About the Transaction.........................................9
Reasons for the Transaction..............................................14
Comparison of the Funds' Investment Objectives and Policies..............16
Information About the Funds..............................................17
Additional Information...................................................22
Information Relating to Voting Matters...................................22
Miscellaneous............................................................25

                                    SYNOPSIS

         This Synopsis provides a concise summary of the information contained in this Combined Prospectus/Proxy Statement.

REASONS FOR THE TRANSACTION

The Board of Trustees has unanimously recommended the Reorganization and you are being asked to vote for the Plan because the Board and the Adviser believe that as shareholders of the combined fund you have the potential to realize substantial benefits from the economies of scale that are associated with a larger asset base. See "Reasons for the Transaction."

THE PLAN OF  REORGANIZATION  AND LIQUIDATION

Under the Plan, the Government Bond Fund will transfer its assets to the Investment Quality Bond Fund in exchange for shares of the Investment Quality Bond Fund and the assumption by the Investment Quality Bond Fund of the liabilities of the Government Bond Fund. After the transaction, you will receive that number of shares of the Investment Quality Bond Fund with a total value equal to the net asset value of your shares of the Government Bond Fund, as determined at the close of business on the date of the exchange. You will not be charged a sales charge for this transaction. See "Reasons for the Transaction" and "Information About the Transaction," and the copy of the form of the Plan, which is attached as Exhibit A.

TAX CONSEQUENCES

Each Fund will receive an opinion of counsel to the effect that no gain or loss will be recognized by the Government Bond Fund, the Investment Quality Bond Fund, or the shareholders of the Government Bond Fund as a result of the Reorganization. As a shareholder of the Investment Quality Bond Fund, however, you may be subject to greater state and local taxes on your investment than you were as a shareholder of the Government Bond Fund. See "Information about the Transaction."

INVESTMENT  OBJECTIVES AND POLICIES

Investment Quality Bond Fund. The investment objective of the Investment Quality Bond Fund is to provide a high level of income. The Fund pursues its objective by investing primarily in investment-grade bonds issued by corporations and the U.S. Government and its agencies or instrumentalities. Under normal market conditions, the Investment Quality Bond Fund will invest at least 65% of the value of its total assets in investment-grade bonds. All instruments in which the Investment Quality Bond Fund invests will be "investment grade."

Government Bond Fund. The investment objective of the Government Bond Fund is to provide as high a level of current income as is consistent with preservation of capital by investing in U.S. Government securities. The Fund normally invests 100% of its total assets in U.S. Government securities such as U.S. Treasury bonds, notes and bills and mortgage-backed securities issued by the Government National Mortgage Association ("GNMA"), and in repurchase agreements secured by those securities in such a manner that the Fund's dollar-weighted average maturity does not exceed ten years.

Each Fund has additional investment policies which are discussed under "Risk Factors" and "Comparison of the Funds' Investment Objectives and Policies."

SHARE CLASSES

The Government Bond Fund currently offers two classes of shares: Class A shares and Class B shares. Class A shares are subject to an initial sales charge upon purchase and are not subject to an asset-based sales charge. The Class B shares are subject to a contingent deferred sales charge ("CDSC") upon redemption and are subject to an asset-based sales charge. The Investment Quality Bond Fund, however, offers only one class of shares. That one class of the Investment Quality Bond Fund has rights and expenses analogous to those of Class A shares of the Government Bond Fund. After the transaction, shareholders of both Class A and Class B shares of the Government Bond Fund will receive shares of the Investment Quality Bond Fund with equal rights and expenses. No redemption of shares of the Investment Quality Bond Fund will be subject to a CDSC, regardless of whether Class B shares of the Government Bond Fund were previously owned. Class B shareholders will not pay a CDSC as a result of the Reorganization! After the Reorganization, however, additional purchases of new shares of the Investment Quality Bond Fund by former Government Bond Fund shareholders may be subject to an initial sales charge, depending upon the amount purchased. See "Information About the Funds" and "Information About the Transaction."

INVESTMENT ADVISER

KAM is the investment adviser for each Fund. See "Information About the Funds."

FEES AND EXPENSES

KAM is entitled to receive, as an investment advisory fee, a maximum of 0.75% of the average daily net assets of the Investment Quality Bond Fund. KAM is entitled to receive a maximum of 0.55% of average daily net assets of the Government Bond Fund as an investment advisory fee. For the previous fiscal year, the total operating expenses of the Investment Quality Bond Fund was 1.00%, 1.13% before voluntary fee waivers. For the previous fiscal year, the total operating expenses of Class A and Class B shares of the Government Bond Fund were 1.03% and 2.35%, respectively, and 1.18% and 2.85% before respective voluntary fee waivers. After the Reorganization, it is expected that the total operating expenses of the Investment Quality Bond Fund will be 1.00%, after voluntary fee waivers. Therefore, assuming no waiver of fees by the Adviser, it is anticipated that current Class A shareholders will be subject to approximately the same expense ratio, while current Class B shareholders will be subject to lower total fund expenses for the foreseeable future as a result of the Reorganization. See "Comparison of Fees and Expenses."

DISTRIBUTION  AND  PURCHASE  PROCEDURES

The Government Bond Fund offers two different classes of shares: if Class A shares are purchased, there is an initial sales charge (on investments up to $1 million); if Class B shares are purchased, there is no sales charge at the time of purchase, but if shares are redeemed within six years, shareholders normally must pay a CDSC that varies depending on how long the shares were owned. The Investment Quality Bond Fund offers its shares in the same manner as Class A shares of the Government Bond Fund are offered. The Government Bond Fund has adopted a distribution plan under Rule 12b-1 of the 1940 Act for its Class B shares. Under the distribution plan, the Government Bond Fund pays its distributor an annual "asset-based charge" of 0.75% per year on Class B shares. The Investment Quality Bond Fund has no distribution plan, and therefore shareholders are not subject to distribution plan expenses. See "Information About the Funds."

EXCHANGE RIGHTS

Shares of the Investment Quality Bond Fund may only be exchanged for "Class A" shares of the other Victory Portfolios. Shares of the Government Bond Fund may be exchanged for shares of the same class of the other Victory Portfolios. (Not all series of the Victory Portfolios offer multiple classes of shares.) See "Information About the Funds."

REDEMPTION PROCEDURES

Except for the imposition of a CDSC on certain redemptions of Class B shares of the Government Bond Fund, the redemption procedures of both Funds are similar. See "Information About the Funds."

OTHER  CONSIDERATIONS

In the event the shareholders of the Government Bond Fund do not approve the Reorganization, the Board will consider possible alternatives to the proposed Reorganization. Shareholders have no right of appraisal, but may continue to redeem their shares in accordance with normal Fund policies.

This Synopsis is qualified by reference to the more complete information contained elsewhere in this Combined Prospectus/Proxy Statement, including information incorporated by reference herein from the accompanying Prospectus for the Investment Quality Bond Fund dated March 1, 1997, and in the Plan of Reorganization and Liquidation attached to this Combined Prospectus/Proxy Statement as Exhibit A.

                              SPECIAL RISK FACTORS

         As described more fully below under "Comparison of the Funds' Investment Objectives and Policies," the investment objectives of the Funds are similar: the Investment Quality Bond Fund seeks to provide a high level of income; the Government Bond Fund seeks to provide as high a level of current income as is consistent with preservation of capital by investing in U.S. Government securities. There are, however, additional risk factors of investing in the Investment Quality Bond Fund, in comparison to the Government Bond Fund, which arise from differences in their investment objectives and policies. IN PARTICULAR, THE SECURITIES IN WHICH THE GOVERNMENT BOND FUND INVESTS ARE LESS LIKELY TO DEFAULT. THESE SECURITIES, HOWEVER, LIKE THE SECURITIES IN WHICH THE INVESTMENT QUALITY BOND FUND INVESTS, WILL FLUCTUATE IN VALUE IN RESPONSE TO CHANGES IN INTEREST RATES.

         The following paragraphs provide a brief description of the principal additional risk factors of investing in the Investment Quality Bond Fund.

         The Investment Quality Bond Fund invests primarily in investment-grade bonds issued by corporations, the U.S. Government and its agencies or instrumentalities. The Government Bond Fund normally invests all of its assets in U.S. Government securities. "Investment-grade" obligations are those rated at the time of purchase within the four highest rating categories assigned by a nationally recognized statistical rating organization (an "NRSRO") or, if unrated, are obligations that KAM determines to be of comparable quality. Securities rated in the fourth-highest category by Standard & Poor's Corporation (BBB-) and Moody's Investors Service, Inc. (Baa-3), both NRSROs, are considered to have speculative characteristics. The dollar-weighted average maturities of the Funds, however, are substantially similar.

         The Investment Quality Bond Fund may invest up to 20% of the value of its total assets in debt securities of foreign issuers, including foreign banks. The Government Bond Fund does not invest in foreign securities. Investments in securities of foreign companies may involve greater risks than are present in U.S. investments. Compared to U.S. and Canadian companies, there is generally less publicly available information about foreign companies and there may be less governmental regulation and supervision of foreign stock exchanges, brokers and listed companies. Foreign companies generally are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies. Securities of some foreign companies are less liquid, and their prices more volatile, than securities of comparable U.S. companies. Settlement of transactions in some foreign markets may be delayed or may be less frequent than in the U.S., which could affect the liquidity of the Fund's investment. In addition, with respect to some foreign countries, there is the possibility of nationalization,
expropriation   or  confiscatory   taxation;   limitations  on  the  removal  of
securities, property or other assets of the Fund; political or social instability; increased difficulty in obtaining legal judgments; or diplomatic developments which could affect U.S. investments in those countries.

         The Investment Quality Bond Fund may enter into futures contracts and purchase or sell options on futures contracts while the Government Bond Fund may not. Futures transactions involve brokerage costs and require the Fund to segregate assets to cover contracts that would require it to purchase securities or currencies. The Fund may lose the expected benefit of futures transactions if interest rates, exchange rates or securities prices move in an unanticipated manner. Such unanticipated changes may also result in poorer overall performance than if the Fund had not entered into any futures transactions. In addition, the value of the Fund's futures positions may not prove to be perfectly or even highly correlated with the value of its portfolio securities or foreign currencies, limiting the Fund's ability to hedge effectively against interest rate, exchange rate and/or market risk and giving rise to additional risks. There is no assurance of liquidity in the secondary market for purposes of closing out futures positions.

                         COMPARISON OF FEES AND EXPENSES

         The following tables summarize and compare the fees and expenses of the Funds. These tables are intended to assist shareholders in comparing the various costs and expenses that shareholders indirectly bear with respect to an investment in the Government Bond Fund and those that they can expect to bear indirectly as shareholders of the Investment Quality Bond Fund.

                       SHAREHOLDER TRANSACTION EXPENSES(1)

                                  Maximum
                                Sales Charge
                                 Imposed on
                                 Purchases               Maximum
                                   (as a                  Sales
                                 percentage               Charge
                                   of the               Imposed on              Deferred
                                  offering              Reinvested               Sales              Redemption          Exchange
                                   price)               Dividends                Charge                Fees                Fee
------------------------------------------------------------------------------------------------------------------------------------
Investment
Quality Bond                       4.75%                   None                   None                 None               None
Fund

Government                         4.75%                   None                   None                 None               None
Bond Fund-
Class A

Government                          None                   None                   5% in the            None               None
Bond Fund-                                                                        first year,
Class B                                                                           declining
                                                                                  to 1% in
                                                                                  the sixth
                                                                                  year and
                                                                                  eliminated
                                                                                  thereafter


                                ANNUAL FUND OPERATING EXPENSES (AFTER WAIVERS AND REIMBURSEMENTS)
                                            (as a percentage of average daily net assets)

                                                                                                                           Total
                                                                                Rule 12b-1              Other            Operating
                               Management            Administration            Distribution           Expenses           Expenses
                                Fees (2)                  Fees                     Fees                  (3)              (2)(3)
------------------------------------------------------------------------------------------------------------------------------------
Investment                        0.62                   0.15%                     0.00%                0.23               1.00
Quality Bond
Fund

Government                        0.40                   0.15%                     0.00%                0.48               1.03
Bond Fund-
Class A

Government                        0.40                   0.15%                     0.75%                1.05               2.35
Bond Fund-
Class B

Pro Forma for                     0.62                   0.15%                     0.00%                0.23               1.00
Combined Fund

(1) Investors may be charged a fee if they effect transactions in Fund shares through a broker or agent, including affiliated banks and non-banks and non-bank affiliates of KAM and KeyCorp.
(2) The Adviser has agreed to reduce its investment advisory fees for the indefinite future. Absent the voluntary reduction of investment advisory fees, "Management Fees" as a percentage of average daily net assets would have been 0.55% for the Government Bond Fund and 0.75% for the Investment Quality Bond Fund, and "Total Operating Expenses" as a percentage of average daily net assets would have been 1.18% for Class A shares and 2.85% for Class B shares of the Government Bond Fund and 1.13% for the Investment Quality Bond Fund.
(3) These amounts include an estimate of the shareholder servicing fees the Funds expect to pay.

                                     EXAMPLE

Using the above expenses, you would pay the following expense on a $1000 investment, assuming (1) five percent annual return and (2) full redemption at the end of each period:

                                 1 Year        3 Years      5 Years     10 Years
--------------------------------------------------------------------------------

Investment Quality Bond            $57           $78          $100        $164
Fund

Government Bond Fund-Class         $57           $78          $100        $164
A

Government Bond Fund-Class         $69           $89          $122        $198
B

Pro Forma for Combined             $57           $78          $100        $164
Funds


The purpose of the table is to assist you in understanding the various costs and expenses that an investor in each Fund will bear directly or indirectly. See "Information About the Funds" for a more complete discussion of annual operating expenses of the Funds. THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

         CONDENSED FINANCIAL INFORMATION. Condensed financial information with respect to the Funds is incorporated by reference herein and is included in the Prospectuses and Statements of Additional Information dated March 1, 1997 and in the annual report to shareholders.

                        INFORMATION ABOUT THE TRANSACTION

         PLAN OF REORGANIZATION AND LIQUIDATION. The Plan provides that on the Closing Date (as defined below) for the Reorganization, substantially all of the assets of the Government Bond Fund will be transferred to the Investment Quality Bond Fund.

         In exchange for the transfer of the assets of the Government Bond Fund, the Investment Quality Bond Fund will assume the liabilities of the Government Bond Fund and will issue to the Government Bond Fund full and fractional shares of the Investment Quality Bond Fund. The Government Bond Fund will distribute the shares so received to shareholders of Class A and Class B shares of the Government Bond Fund, whose shares of the Government Bond Fund will become void. Class A and Class B shareholders of the Government Bond Fund at the time of the Reorganization will become shareholders of the Investment Quality Bond Fund and will receive the same dollar amount in Investment Quality Bond Fund shares as the shareholder had held in either Class A or Class B shares of the Government Bond Fund. Shares of the Investment Quality Bond Fund distributed to former Class B shareholders of the Government Bond Fund will not be subject to a CDSC at any time.

         For purposes of the Reorganization, the number of shares of the Investment Quality Bond Fund to be issued to the Government Bond Fund will have an aggregate net asset value equal to the aggregate net asset value of each class of the Government Bond Fund as of the close of business on the business day preceding the Closing Date (the "Valuation Date"). Asset value determinations will be made in accordance with the valuation procedures set forth in the Funds' then current Prospectuses and Statements of Additional Information.

         On, or as soon as practicable after, the Closing Date, the Government Bond Fund will liquidate and distribute pro rata the shares of the Investment Quality Bond Fund received in the Reorganization to its shareholders of record. Shareholders of record will be determined as of the close of business on the Valuation Date. The liquidation and distribution will be accomplished by establishing accounts on the share records of the Investment Quality Bond Fund in the name of the Government Bond Fund shareholders, each account reflecting ownership of the respective number of shares of the Investment Quality Bond Fund due to each shareholder of the Government Bond Fund. Class A and Class B shareholders of the Government Bond Fund will receive shares of the Investment Quality Bond Fund. After such distribution, the Government Bond Fund will be terminated.

         The consummation of the Reorganization is subject to certain conditions set forth in the Plan. The Board of Trustees of the Trust may terminate the Plan at any time prior to the closing of the Reorganization without liability on the part of either Fund. Assuming satisfaction of the conditions of the Plan, the closing date for the Reorganization will be on April 30, 1997, or such other date as is agreed to by the parties (the "Closing Date").

         If the Reorganization is approved by shareholders, the Government Bond Fund reserves the right to sell portfolio securities and/or purchase other securities, to the extent necessary so that the asset composition of the Government Bond Fund is consistent with the investment policies and restrictions of the Investment Quality Bond Fund. Purchase and sale transactions would entail transaction costs borne by the Government Bond Fund. As of the date of this Combined Prospectus/Proxy Statement, however, the Trust does not anticipate that any significant changes will need to be made to portfolio of the Government Bond Fund for these purposes.

         DESCRIPTION OF SHARES OF THE INVESTMENT QUALITY BOND FUND. Full and fractional shares of the Investment Quality Bond Fund will be issued to the shareholders of each class of the Government Bond Fund in accordance with the procedures under the Plan as described above. Each share will be fully paid and nonassessable when issued and transferrable without restriction and will have no preemptive or conversion rights.

         SHAREHOLDER RIGHTS. The Government Bond Fund offers two classes of shares: (1) Class A shares, which are offered at net asset value plus the applicable sales charge (maximum of 4.75% of public offering price) and (2) Class B shares, which are offered at net asset value with a maximum CDSC of 5.0% imposed on certain redemptions. At the end of the sixth year after purchase, the CDSC no longer applies to redemptions. Class B shares have higher ongoing expenses than Class A shares, but automatically convert to Class A shares eight years after purchase. The Investment Quality Bond Fund offers only one class of shares, which, like the Class A shares of the Government Bond Fund, are offered at net asset value plus the applicable sales charge (maximum of 4.75% of public offering price).

         After the Reorganization, shareholders of both Class A and Class B of the Government Bond Fund will be issued shares of the Investment Quality Bond Fund, which have rights and expenses similar to Class A shares of the Government Bond Fund. The Investment Quality Bond Fund, like Class A of the Government Bond Fund, is subject to lower ongoing expenses than Class B of the Government Bond Fund. By purchasing Class B shares of the Government Bond Fund, investors were able to purchase shares of the Government Bond Fund without paying an initial sales charge on the purchase. After the Reorganization, however, new purchases of the Investment Quality Bond Fund by former shareholders of the Government Bond Fund will be subject to an initial sales charge, depending upon the amount purchased.

         EXPENSES. The Reorganization will be effected for each Government Bond Fund shareholder at net asset value without the imposition of any sales charges. Expenses otherwise incurred by the Funds in connection with the transactions will be borne by each Fund. In accordance with the Investment Quality Bond Fund's policies, no new certificates for the Investment Quality Bond Fund shares will be issued.

         SHAREHOLDER APPROVAL. Approval of the Plan requires the affirmative vote of either (i) sixty seven percent or more of the voting securities present at the Meeting, if the holders of more than fifty percent of the outstanding voting securities of the Government Bond Fund are present and represented by proxy, or (ii) more than fifty percent of the outstanding voting securities of the Government Bond Fund.

         The Board may terminate the Plan at any time prior to the closing of the transaction.

         FEDERAL INCOME TAX CONSEQUENCES. At the closing of the Reorganization the Trust will receive an opinion from counsel to the effect that, on the basis of then current law and certain assumptions and representations, for federal income tax purposes: (1) the Government Bond Fund and the Investment Quality Bond Fund will each be treated as a separate corporation for federal income tax purposes; (2) the exchange by the Government Bond Fund of substantially all of its assets in exchange for shares of the Investment Quality Bond Fund and the assumption by the Investment Quality Bond Fund of certain stated liabilities of the Government Bond Fund, and the subsequent liquidation of the Government Bond Fund pursuant to the Plan will constitute a reorganization within the meaning of section 368(a)(l)(C) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the Government Bond Fund and the Investment Quality Bond Fund will each be "a party to a reorganization" within the meaning of Code section 368(b); (3) the Government Bond Fund will not recognize any gain or loss as a result of the Reorganization; (4) the Investment Quality Bond Fund will not recognize any gain or loss on the receipt of the assets of the Government Bond Fund in exchange for shares of the Investment Quality Bond Fund; (5) the shareholders of the Government Bond Fund will not recognize any gain or loss on the exchange of their shares of the Government Bond Fund for shares of the Investment Quality Bond Fund; (6) the aggregate tax basis of shares of the Investment Quality Bond Fund received by each shareholder of the Government Bond Fund will be the same as the aggregate tax basis of the shares of the Government Bond Fund exchanged therefor; (7) the Investment Quality Bond Fund's adjusted tax basis in the assets received from the Government Bond Fund in the Reorganization will be the same as the adjusted tax basis of such assets in the hands of the Government Bond Fund immediately prior to the Reorganization; (8) the holding period of each former shareholder of the Government Bond Fund in the shares of the Investment Quality Bond Fund received in the Reorganization will include the period during which such shareholder held his shares of the Government Bond Fund as a capital asset; and (9) the Investment Quality Bond Fund's holding periods in the assets received from the Government Bond Fund in the Reorganization will include the holding periods of such assets in the hands of the Government Bond Fund immediately prior to the Reorganization.

         The Government Bond Fund and the Investment Quality Bond Fund have not sought a tax ruling from the Internal Revenue Service ("IRS") with respect to the tax aspects of the Reorganization, but will act in reliance upon the opinion of counsel discussed in the preceding paragraph. Such opinion is not binding on the IRS and does not preclude the IRS from adopting a contrary position. If for any reason the Reorganization of the Government Bond Fund did not qualify as a tax-free reorganization for federal income tax purposes, then (i) the transfer of the Government Bond Fund's assets to the Investment Quality Bond Fund would be treated as a taxable sale or exchange of those assets at fair market value, and (ii) the exchange by the shareholders of the Government Bond Fund of their Government Bond Fund shares for the Investment Quality Bond Fund shares would be treated as a taxable exchange of the Government Bond Fund shares, also at fair market value. Shareholders should consult their own advisers concerning that and other potential tax consequences of the Reorganization to them, including any applicable state and local income tax consequences.

         OTHER TAX INFORMATION. In general, as a shareholder of the Investment Quality Bond Fund you may be subject to greater state and local taxes on your investment than you were as a shareholder of the Government Bond Fund. Some states exempt mutual fund dividends derived from U.S. Government obligations (distinct from state and local bonds) from their state and local income taxes. Because the Government Bond Fund derives more of its income from U.S. Government securities than the Investment Quality Bond Fund, shareholders of the Investment Quality Bond Fund who pay taxes in such states may have a greater portion of their dividends subject to state and local taxes. Some states, however, do not provide this benefit (e.g., Pennsylvania) and other states may limit it (e.g., New York, which generally requires at least 50% of a fund's total assets to be invested in such obligations for the exemption to apply). The Government Bond Fund normally invests 100% of its total assets in U.S. Government securities. Thus, the Government Bond Fund usually qualifies for the U.S. Government interest exemption in those states which limit the exemption to mutual funds that have satisfied certain asset requirements. The Investment Quality Bond Fund, however, is not expected to satisfy the exemption requirements of such states because it invests a much lower percentage of its assets in U.S. Government securities. In those states in which the Investment Quality Bond Fund does not qualify for the U.S. Government interest exemption, shareholders of the Investment Quality Bond Fund will be subject to greater state and/or local taxes on fund distributions than they were as shareholders of the Government Bond Fund. In addition, certain types of securities, such as repurchase agreements and certain agency-backed securities, may not quality for this U.S. Government interest exemption.

         CAPITALIZATION. The following table shows the capitalization of the Government Bond Fund and the Investment Quality Bond Fund as of February 28, 1997, and on a pro forma basis as of that date giving effect to the proposed acquisition of assets at net asset value:

                          Net Assets             Net Asset            Shares
                          (As of /97)         Value per Share       Outstanding
                          -----------         ---------------       -----------

Government Bond
Fund-Class A

Government Bond
Fund-Class B

Investment
Quality
Bond Fund

Pro Forma
Combined

                           REASONS FOR THE TRANSACTION

         On February 19, 1997, the Board of Trustees of the Government Bond Fund unanimously approved the proposed Plan and the transactions contemplated therein, subject to shareholder approval. The Board of Trustees voted to approve the Reorganization because the Board believed that the opportunity for shareholders of the Government Bond Fund to become shareholders of the Investment Quality Bond Fund would provide them with substantial advantages. The Government Bond Fund has been unable to grow its assets. As a result, its small size does not enable it to take advantage of investment opportunities at favorable prices and lower transaction costs that a larger fund would enjoy. In addition, the Government Bond Fund has been unable to enjoy the economies of scale that are associated with a larger asset base, and the reduction of per-share expenses achieved thereby. The Board and the Adviser believe that the asset base of the combined fund will be larger than the asset base of either individual fund both because of the combination of assets achieved in the Reorganization and because it is anticipated that the combined fund could better attract additional investors than could the Government Bond Fund alone. Furthermore, the increased size of the combined fund could potentially result in increased operating efficiencies for the fund and should enhance the ability of the Adviser to effect portfolio transactions on more favorable terms.

         The Board of Trustees also considered the differences in investment policies and associated risks. They concluded that although the Investment Quality Bond Fund does not invest primarily in U.S. Government securities, its policy of investing in "investment grade" obligations provides an attractive alternative.

         In determining to recommend approval of the Reorganization to the shareholders, the Board of Trustees inquired into a number of matters and considered the following factors, among others:

         (1)      the terms and conditions of the Reorganization Plan;

         (2) the current and anticipated size of the Government Bond Fund and the Investment Quality Bond Fund, including recent sales and redemptions, and the potential for greater economies of scale that would be achieved for shareholders of the Government Bond Fund as investors in a larger portfolio;

         (3) the differences and similarities of the investment objectives, policies and restrictions of the Funds;

         (4) the fact that KAM will continue to serve as Investment Adviser, and its experience, capabilities and resources;

         (5) the fact that BISYS Fund Services will continue to serve as administrator and distributor, and Key Trust Company of Ohio, N.A. will continue to serve as custodian, and their respective experience, capabilities and resources;

         (6) the federal tax consequences to the Government Bond Fund, the Investment Quality Bond Fund and their shareholders resulting from the proposed Reorganization, and the likelihood that no recognition of income, gain or loss for federal income tax purposes to the Government Bond Fund, the Investment Quality Bond Fund or their shareholders will occur as a result thereof; and

         (7)      alternative options to the proposed Reorganization.

         In considering these factors and reaching the decision to recommend that the shareholders of the Government Bond Fund vote to approve the Reorganization and the Plan, the Board concluded that the Reorganization is in the best interests of the shareholders of the Government Bond Fund, and that the interests of the shareholders of the Investment Quality Bond Fund would not be diluted as a result of the Reorganization.

         THE BOARD OF TRUSTEES, INCLUDING A MAJORITY OF THE TRUSTEES WHO ARE NOT "INTERESTED PERSONS" OF THE TRUST, RECOMMENDS APPROVAL OF THE PLAN.

           COMPARISON OF THE FUNDS' INVESTMENT OBJECTIVES AND POLICIES

         GOVERNMENT BOND FUND. As a fundamental policy, the Government Bond Fund normally invests 100% of its total assets in U.S. Government securities such as U.S. Treasury bonds, notes and bills and mortgage-backed securities issued by GNMA, and in repurchase agreements secured by those securities in such a manner that the Fund's dollar-weighted average maturity does not exceed ten years. The Fund, however, normally holds some U.S. Government securities with remaining maturities of 18 months or less. The Government Bond Fund may invest in repurchase agreements, zero-coupon bonds, and "receipts," which are derivative securities backed by U.S. Treasury notes and bonds. When KAM believes market conditions warrant a temporary defensive position, the Fund may invest up to 100% of its assets in short-term securities such as U.S. Government or Government agency obligations, and commercial paper and other short-term corporate obligations, having remaining maturities of one year or less.

         INVESTMENT QUALITY BOND FUND. The Investment Quality Bond Fund pursues its objective by investing primarily in investment-grade bonds issued by corporations and the U.S. Government and its agencies and instrumentalities. Under normal market conditions, the Fund will invest at least 65% of the value of its total assets in investment grade bonds.

         The Investment Quality Bond Fund's investments will include debentures, notes with remaining maturities at the time of purchase of one year or more, zero-coupon securities, mortgage-related securities, state, municipal or industrial revenue bonds, obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, debt securities convertible into, or exchangeable for, common stocks, first mortgage loans and participation certificates in pools of mortgages issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

         The Investment Quality Bond Fund may invest in state and municipal securities when, in the opinion of KAM, their yields are competitive with those of comparable taxable debt obligations.

         The Investment Quality Bond Fund may also invest in collateralized mortgage obligations issued by non-governmental agencies and certain investment company securities, and it may lend its portfolio securities to generate additional income.

         In addition, up to 20% of the value of the Investment Quality Bond Fund's total assets may be invested in preferred stocks, notes with remaining maturities at the time of purchase of less than one year, short-term debt obligations consisting of commercial paper (including variable amount master demand notes), bankers' acceptances, certificates of deposit and time deposits of domestic and foreign branches of U.S. banks and foreign banks, repurchase agreements, and securities of other investment companies. Some of the securities in which the Fund invests may have warrants or options attached.

         The Investment Quality Bond Fund may invest up to 20% of the value of its total assets in debt securities of foreign issuers, including foreign banks. The Investment Quality Bond Fund may also enter into contracts for the future delivery of securities or foreign currencies and futures contracts based on a specific security, class of securities, foreign currency or an index, purchase or sell options on any such futures contracts and engage in related closing transactions. See "Risk Factors."

         In addition, the Fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or repurchase agreements secured thereby) if, as a result, more than 25% of the Fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry. In the utilities category, the industry shall be determined according to the service provided. For example, gas, electric, water and telephone will be considered separate industries.

         GENERAL. Both Funds are "diversified" portfolios, and have similar limitations concerning borrowing money and investing in illiquid securities.

                           INFORMATION ABOUT THE FUNDS

         INVESTMENT ADVISORY AGREEMENTS. The investment advisory agreement, on behalf of the Investment Quality Bond Fund, between the Trust and the Adviser (the "Investment Advisory Agreement") contains terms that are materially the same as those set forth in the current investment advisory agreement between the Trust and the Adviser on behalf of the Government Bond Fund.

         KAM serves as the investment adviser of each Fund and was organized as an Ohio corporation on February 28, 1997 and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. It is a subsidiary of KeyCorp. Affiliates of KAM manage approximately $50 billion for numerous clients including large corporate and public retirement plans, Taft-Hartley plans, foundations and endowments, high net worth individuals and mutual funds.

         KAM directs the investment of each Fund's assets, subject at all times to the supervision of the Board of Trustees. KAM continually conducts investment research and supervision for the Funds and is responsible for the purchase and sale of each Fund's investments.

         Under the Investment Advisory Agreement between the Trust and KAM, KAM is entitled to receive a fee, computed daily and paid monthly, at an annual rate of seventy-five one-hundredths of one percent (0.75%) of the average daily net assets of the Investment Quality Bond Fund, and fifty-five one hundredths of one percent (0.55%) of the average daily net assets of the Government Bond Fund. By virtue of its higher advisory fee earned on Investment Quality Bond Fund assets, KAM may be deemed to have a material adverse interest in the Reorganization.

         KAM has agreed to reduce its investment advisory fees for the Funds for the indefinite future. During the previous year, the "Total Fund Operating Fees" of the Investment Quality Bond Fund and the Class A shares of the Government Bond Fund, after fee waivers, were 1.00% and 1.03%, respectively. After the Reorganization, it is estimated that the "Total Fund Operating Expenses" of the Investment Quality Bond Fund will be 1.00%. See "Comparison of Fees and Expenses."

         DISTRIBUTION FEES. Under a Rule 12b-1 distribution plan (the "Rule 12b-1 Plan") between the Government Bond Fund (for its Class B shares only) and BISYS Fund Services ("BISYS" or the "Distributor"), the Distributor is paid a Rule 12b-1 distribution fee at an annual rate of 0.75% of the average daily net assets of Class B shares of the Government Bond Fund. After the Reorganization, shareholders of Class B shares of the Government

Bond Fund will be issued shares of the Investment Quality Bond Fund that are not subject to a CDSC or Rule 12b-1 Plan.

         SHAREHOLDER SERVICE PLAN. Under a shareholder services plan adopted by the Trust, the Funds may enter into Shareholder Service Agreements under which each Fund pays fees of up to 0.25% of its average daily net assets for expenses incurred by service agents in connection with the personal service and maintenance of accounts holding shares of the Fund. Such agreements are entered into between the Trust and various shareholder servicing agents, including the Distributor, Key Trust Company of Ohio, N.A. and its affiliates, and other financial institutions and securities brokers (each, a "Shareholder Servicing Agent"). Shareholder Servicing Agents may periodically waive all or a portion of their respective shareholder servicing fees with respect to each Fund.

         ADMINISTRATOR AND DISTRIBUTOR. BISYS is the administrator for the Funds. For each Fund, BISYS receives a fee, computed daily and paid monthly, at an annual rate of 0.15% of the Fund's average daily net assets. BISYS is also the distributor of each Fund. The Distributor may use its own resources to pay for distribution activities.

         EXPENSE RATIOS. As of February 28, 1997, the Government Bond Fund had total net assets of $___________ and the Investment Quality Bond Fund had total net assets of $______________. As of October 31, 1996, the total expense ratios for the Class A and Class B shares of the Government Bond Fund were 1.03% and 2.35%, respectively, after fee waivers. Without fee waivers, the expense ratios would have been 1.18% and 2.85%, respectively. For the same period, the total expense ratio for the Investment Quality Bond Fund was 1.00% after fee waivers. Without the fee waiver, the expense ratio would have been 1.13%. After the Reorganization, it is expected that total operating expenses of the combined Investment Quality Bond Fund will be approximately 1.00%, after fee waivers.

         DIVIDENDS AND DISTRIBUTIONS. The dividend and distribution policies of the Funds are identical. Both Funds ordinarily declare and pay dividends from their net investment income monthly. Each Fund may make distributions at least annually out of any realized capital gains, and each Fund may make supplemental distributions of dividends and capital gains following the end of its fiscal year.

         The Funds provide investors five distribution options. If a shareholder does not choose an option on his or her Account Application, his or her income and capital gain dividends, if any, are automatically reinvested in additional shares of the Fund at the net asset value of the Fund as of the day after the record date of the distribution.

         The distribution option elected by shareholders of the Government Bond Fund will carry over to the accounts of the shareholders with the Investment Quality Bond Fund. The election may be changed by writing Boston Financial Data Services, Inc.("BFDS"), Two Heritage Drive, Quincy, Massachusetts 02171, or by calling at 800-539-3863, and will become effective with regard to dividends having record dates after receipt of the request by BFDS.

         It is each Fund's policy to distribute to shareholders all of its investment income (net of expenses) and any capital gains (net of capital losses) in accordance with the timing requirements imposed by the Code. Distributions to shareholders will be treated in the same manner for Federal income tax purposes whether received in cash or reinvested in additional shares of a Fund.

         PURCHASE PROCEDURES AND CONTINGENT DEFERRED SALES CHARGES. Shares of both Funds are sold on a continuous basis at net asset value. The difference between the purchase procedures of the Funds is that the Government Bond Fund offers two classes of shares, Class A and Class B, while the Investment Quality Bond Fund does not offer multiple classes of shares. Certain redemptions of Class B shares of the Government Bond Fund are subject to a CDSC. Class A shares of the Government Bond Fund, like shares of the Investment Quality Bond Fund, are sold at net asset value plus the applicable sales charge. Currently, investors have the option of purchasing shares of the Government Bond Fund with or without the imposition of an initial sales charge because of the choice of two classes of shares that the Government Bond Fund offers. After the transaction, however, no such choice will exist for new purchases of the Investment Quality Bond Fund. Purchases of new shares (not including reinvested dividends and capital gains distributions) of the Investment Quality Bond Fund under $1,000,000 in value will be subject to an initial sales charge, up to a maximum of 4.75% of net asset value.

         Class B shares of the Government Bond Fund are sold at net asset value per share without an initial sales charge. If Class B shares are redeemed within six years of their purchase, a maximum CDSC of 5% will be deducted from the redemption proceeds. There is no CDSC on Class B shares purchased through reinvestment of dividends or capital gains distributions. The CDSC is assessed on the lesser of the net asset value of the shares at the time of redemption or the original purchase price. The CDSC is not imposed on the amount of an account's value represented by the increase in net asset value over the initial purchase price (including increases due to the reinvestment of dividends and capital gains distributions).

         No CDSC will be imposed in connection with a Class B shareholder's participation in the Reorganization because the exchange of shares in connection with the Reorganization is not considered to be a redemption for purposes of the CDSC. After the Reorganization, Class B shareholders of the Government Bond

Fund will receive the same dollar amount in Investment Quality Bond Fund shares as they had held in shares of the Government Bond Fund. Shares of the Investment Quality Bond Fund distributed to shareholders of the Government Bond Fund will not be subject to a CDSC.

         Class A shares of the Government Bond Fund and shares of the Investment Quality Bond Fund are sold at net asset value plus an initial sales charge which varies depending upon the amount purchased. The maximum initial sales charge is 4.75%, for purchases under $50,000. The amount of the sales charge decreases with the amount of the purchase, and purchases of $1,000,000 and above are not subject to an initial sales charge.

         EXCHANGE RIGHTS. The exchange rights of both Funds are similar, except that shares of a particular class may be exchanged only for shares of the same class in the other funds of the Trust. For example, an investor can exchange Class B shares of the Government Bond Fund only for Class B shares of another fund. At present, not all funds of the Trust offer multiple classes of shares. If a fund has only one class of shares that does not have a class designation, like the Investment Quality Bond Fund, they are "Class A" shares for exchange purposes. Thus, after the Reorganization, Class B shareholders of the Government Bond Fund will lose their right to make exchanges for Class B shares of the other funds of the Trust. Shares of the Investment Quality Bond Fund may only be exchanged for "Class A" shares of the other funds of the Trust with no sales charge.

         REDEMPTION PROCEDURES. Except for the imposition of a CDSC on certain redemptions of Class B shares of the Government Bond Fund (discussed above), the Funds offer identical redemption features pursuant to which proceeds of a redemption are remitted to shareholders.

         GENERAL. Each Fund is a separate series of the Trust and, as such, has identical rights under the Trust Instrument of the Trust and applicable Delaware law. Shares of each Class of the Government Bond Fund participate equally in dividends and distributions attributable to each Class, including any distributions in the event of a liquidation. Each share of a Fund is entitled to one vote for all purposes. Shares of all series of the Trust vote for the election of Trustees and on any other matter that affects each Fund in substantially the same manner as a single class, except as otherwise required by law. As to matters affecting each Fund differently, such as approval of an investment advisory agreement, shares of each Fund vote as a separate series. In addition, on matters that affect the classes of a Fund differently, shares of each class vote separately. Delaware law does not require registered investment companies, such as the Trust or its series, to hold annual meetings of shareholders and it is anticipated that shareholder meetings will be held only when specifically required by federal or state law. Shareholders have available certain procedures for the removal of Trustees. The Trust indemnifies trustees and officers to the fullest extent permitted under Delaware law.

                             ADDITIONAL INFORMATION

         This Combined Prospectus/Proxy Statement and the Related Statement of Additional Information do not contain all of the information set forth in the registration statement and the exhibits relating thereto filed by the Trust with the Commission under the Securities Act of 1933 and the 1940 Act, to which reference is hereby made.

         Information about the Investment Quality Bond Fund is included in its Prospectus dated March 1, 1997, and in the annual report of the Investment Quality Bond Fund dated October 31, 1996, copies of which are included herewith and incorporated by reference herein. Additional information about the Investment Quality Bond Fund is included in the Statement of Additional Information dated March 1, 1997, which has been filed as part of the Related Statement of Additional Information of this Combined Prospectus/Proxy Statement, dated March 24, 1997 and is incorporated by reference.

         Both Funds are subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and in accordance therewith file proxy material, reports and other information with the Commission. These documents and other information can be inspected and copied at the Public Reference Facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

                     INFORMATION RELATING TO VOTING MATTERS

         GENERAL INFORMATION. This Combined Prospectus/Proxy Statement is being furnished in connection with the solicitation of proxies by the Board for the
Meeting. It is expected that the solicitation of proxies will be primarily by mail. Representatives of the Adviser and its affiliates, the Trust and service contractors retained by the Trust, may contact shareholders directly to discuss the proposal set forth herein, and may also solicit proxies by telephone, telegraph or personal interview. The estimated costs of solicitation of proxies are expected to be approximately $10,000 in the aggregate for the Government Bond Fund and will be borne by the Funds in proportion to their respective assets. It is anticipated that banks, broker-dealers and other institutions will be requested to forward proxy materials to beneficial owners and to obtain authorization for the execution of proxies. The Investment Quality Bond Fund and the Government Bond Fund may, upon request, reimburse banks, broker-dealers and other institutions for their expenses in forwarding proxy materials to beneficial owners.

         Only shareholders of record of the Government Bond Fund at the close of business on April , 1997 (the "Record Date"), will be entitled to vote at the Meeting. As of the Record Date, there were ________ shares of the Government Bond Fund issued and outstanding and _______ shares of the Investment Quality Bond Fund issued and outstanding.

         As of ________, 1997, the Trustees and officers of the Trust owned less than 1% of the outstanding shares of the Investment Quality Bond Fund. As of _______, 1997, affiliates of KeyCorp were the shareholders of record of ____% of the outstanding Class A shares of the Government Bond Fund, but did not hold such shares beneficially. Because affiliates of KeyCorp own of record more than 25% of the outstanding Class A shares of the Government Bond Fund, KeyCorp (or its affiliates) could be deemed to be a controlling person of the Government Bond Fund under the 1940 Act. KeyCorp and its affiliates have advised the Trust that they intend to vote any shares over which they have voting power at the Meeting (i) in the manner instructed by the customers for whom such shares are held, or (ii) in the event that such instructions are not received, in the same proportion as the votes cast by other shareholders (including customers of the KeyCorp affiliates who furnish voting instructions).

         The following shareholders beneficially owned 5% or more of the outstanding Class B shares of the Government Bond Fund as of February , 1997:

--------------------------------------------------------------------------------
                                                      Percent Owned of
                                                      Record and
Name and Address       Percent Owned of Record        Beneficially
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

         Each whole share of the Government Bond Fund shall be entitled to one vote on the Reorganization, and each fractional share shall be entitled to a proportionate fractional vote. If the accompanying proxy is executed and returned in time for the Meeting, the shares covered thereby will be voted in accordance with the instructions thereon. In the absence of any instructions, such proxy will be voted to approve the Reorganization. Any shareholder giving a proxy may revoke it at any time before the Meeting by submitting to the Government Bond Fund a written notice of revocation or a subsequently executed proxy, or by attending the Meeting and voting in person.

         If a proxy represents a broker "non-vote" (that is, a proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote shares on a particular matter with respect to which the broker or nominee does not have discretionary power) or marked with an abstention (collectively, "abstentions"), the shares represented thereby will be considered to be present at the meeting for purposes of determining the existence of a quorum for the transaction of business and will have the effect of a vote against the proposal.

         QUORUM AND ADJOURNMENTS. A quorum is constituted by the presence in person or by proxy of the holders of one-third of the total number of shares outstanding and entitled to vote, with respect to the Government Bond Fund. If a quorum is not present at the Meeting, or if a quorum is present but sufficient votes to approve the Reorganization are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. The Meeting may be adjourned by a majority of the votes properly cast upon the question of adjourning the Meeting to another date and time, whether or not a quorum is present. An adjourned Meeting may be held, within a reasonable time after the date set for the original meeting, without the necessity of further notice. In determining whether to adjourn the Meeting, the following factors may be considered: the nature of the proposals that are the subject of the Meeting, the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. The persons named as proxies will vote for or against an adjournment based on their determination of what is in the best interests of the shareholders, taking into consideration the factors discussed above. A shareholder vote may be taken prior to any adjournment if sufficient votes have been received for approval.

         APPRAISAL RIGHTS. The Trust Instrument of the Trust does not grant shareholders any rights of share appraisal. Shareholders of the Government Bond Fund have the right to redeem their shares of the Government Bond Fund at net asset value, subject to a CDSC for certain Class B shareholders, at any time until the close of business on the business day prior to the Closing Date of the Reorganization and, thereafter, shareholders may redeem from the Investment Quality Bond Fund the Investment Quality Bond Fund shares acquired by them in the Reorganization.

         OTHER BUSINESS. The Board of Trustees of the Government Bond Fund knows of no other business to be brought before the Meeting. If any other matters come before the Meeting, proxies that do not contain specific restrictions to the contrary will be voted on such matters in accordance with the judgment of the persons named as Proxies.

         FUTURE SHAREHOLDER PROPOSALS. Pursuant to rules adopted by the Commission under the 1934 Act, shareholders may request inclusion in the Government Bond Fund's proxy statement for an annual meeting of shareholders proposals that they intend to introduce at such meeting. Any such proposals must be presented a reasonable time before the proxy materials for the next meeting are sent to shareholders. The submission of a proposal does not guarantee its inclusion in the proxy statement and is subject to limitations under the 1934 Act. The Fund does not hold annual meetings of shareholders. For this reason, no anticipated date of the next meeting, if any, can be provided.

                                  MISCELLANEOUS

         FINANCIAL STATEMENTS. The financial statements of the Funds included in the Related Statement of Additional Information relating to this Combined
Prospectus/Proxy Statement have been audited by Coopers & Lybrand L.L.P. independent accountants, for the periods indicated in their report thereon, which is included in the annual report to shareholders for the fiscal year ended October 31, 1996.

                                    EXHIBIT A

                                     FORM OF
                     PLAN OF REORGANIZATION AND LIQUIDATION

THIS PLAN OF REORGANIZATION AND LIQUIDATION (the "Plan") is adopted by The Victory Portfolios, a Delaware business trust (the "Trust"), on behalf of two of its portfolios, the Victory Government Bond Fund (the "Government Bond Fund") and the Victory Investment Quality Bond Fund (the "Investment Quality Bond Fund") as of February 19, 1997. (The Government Bond Fund and Investment Quality Bond Fund are sometimes referred to as a "Fund" and together as the "Funds.")

                              W I T N E S S E T H :

WHEREAS, the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, this Plan is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended, such reorganization to consist of the transfer of all of the assets of the Government Bond Fund in exchange for shares of beneficial interest, no par value, of the Investment Quality Bond Fund
("Investment  Quality  Bond Fund  Shares"),  the  assumption  by the  Investment
Quality Bond Fund of stated liabilities of the Government Bond Fund, and the distribution, after the Closing (as defined in Section 5) of Investment Quality Bond Fund Shares to the shareholders of the Government Bond Fund in liquidation of the Government Bond Fund, all upon the terms and conditions hereinafter set forth in this Plan; and

WHEREAS, the Board of Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust, within the meaning of the 1940 Act, has determined with regard to each Fund that participating in the transactions contemplated by this Plan is in the best interests of the Funds and that the interests of shareholders of the Funds will not be diluted as a result of such transactions.

NOW, THEREFORE, the Board of Trustees of the Trust hereby adopts and declares the following Plan:

1. TRANSFER OF ASSETS. Subject to the terms and conditions set forth herein, at the Closing the Trust shall transfer all of the assets of the Government Bond Fund to the Investment Quality Bond Fund, and in consideration therefor, the Investment Quality Bond Fund shall assume all of the Liabilities (as defined herein), and issue to the Trust, on behalf of the Government Bond Fund, Investment Quality Bond Fund Shares (the "New Shares") having an aggregate net asset value equal to the value of the assets of the Government Bond Fund transferred less the Liabilities assumed.

The number of New Shares to be issued to the Trust, on behalf of the Government Bond Fund, will equal the product of (i) the number of shares of the Investment Quality Bond Fund immediately before the reorganization, times (ii) a fraction the numerator of which is (x) the total NAV of the Government Bond Fund immediately before the Reorganization and the denominator of which is (y) the total NAV of the Investment Quality Bond Fund immediately before the Reorganization. The total number of shares of the Investment Quality Bond Fund that will be issued to the Government Bond Fund will, in turn, be divided between the Class A and Class B shareholders in the ratio of the respective total NAVs of these two Classes of shares; that is, the total number of shares of the Investment Quality Bond Fund that will be distributed in exchange for the Class A [respectively, Class B] shares will equal the product of (i) the total number of shares of the Investment Quality Bond Fund issued to the Government Bond Fund, times (ii) a fraction the numerator of which is (x) the total NAV of the Class A [respectively, Class B] shares, and the denominator of which is (y) the total NAV of the Government Bond Fund, in both cases immediately before the Reorganization. "Liabilities" shall mean the liabilities and obligations reflected in an unaudited statement of assets and liabilities of the Government Bond Fund as of the close of business on the Valuation Date (as hereinafter defined), determined in accordance with generally accepted accounting principles consistently applied from the Government Bond Fund's most recently completed audit period. The net asset value of the New Shares and the value of the net assets of the Government Bond Fund to be transferred shall be determined as of the close of regular trading on the New York Stock Exchange on the business day next preceding the Closing (the "Valuation Date") using the valuation procedures set forth in the then current prospectus and statement of additional information of the Investment Quality Bond Fund.

The Investment Quality Bond Fund shall assume only the Liabilities, and no other liabilities or obligations, whether absolute or contingent, known or unknown, accrued or unaccrued. All Liabilities that exist at or after the Closing shall, after the Closing, attach to the Investment Quality Bond Fund and may be enforced against the Investment Quality Bond Fund to the same extent as if the same had been incurred by the Investment Quality Bond Fund.

2. LIQUIDATION OF THE GOVERNMENT BOND FUND. Upon the consummation of the transactions referred to in Section 1, the New Shares will be issued to the Trust, to be credited to the accounts of shareholders of record of the Government Bond Fund at the close of business on the Valuation Date. At or as soon as practicable after the Closing, the New Shares will be distributed to such shareholders in exchange for and in liquidation and cancellation of the shares of the Government Bond Fund, each such shareholder to receive the number of New Shares that is equal in dollar amount to the value of shares of beneficial interest of the Government Bond Fund held by such shareholder as of the close of business on the Valuation Date. Such distribution will be accomplished by the establishment of an open account on the share records of the Investment Quality Bond Fund in the name of each shareholder of the Government Bond Fund and representing the respective number of New Shares due such shareholder. For these purposes, the shareholders of record of the Government Bond Fund as of the close of business on the Valuation Date shall be certified by the transfer agent of the Trust.

The transactions contemplated in Section 1 and above in this Section 2 shall be effected by the delivery of New Shares to the Trust on behalf of the Government Bond Fund and the pro rata distribution of those shares to Class A and Class B shareholders of the Government Bond Fund. Redemptions of New Shares of the Investment Quality Bond Fund by shareholders who previously owned Class B shares of the Government Bond Fund will not be subject to a contingent deferred sales charge if those shares are redeemed within six years of the purchase of the previously owned Class B shares of the Government Bond Fund. Class A and Class B shareholders of the Government Bond Fund will become shareholders of the Investment Quality Bond Fund with equal rights and privileges and will receive the same dollar amount in New Shares of the Investment Quality Bond Fund as was held in either class of the Government Bond Fund at the close of business on the Valuation Date.

The Trust shall file on behalf of the Government Bond Fund such instruments of dissolution, if any, as are necessary to effect the dissolution of the Government Bond Fund and shall take all other steps necessary to effect a complete liquidation and dissolution of the Government Bond Fund.

3.   REPRESENTATIONS AND WARRANTIES.

         (a) The Trust, on behalf of the Government Bond Fund, hereby represents and warrants to the Investment Quality Bond Fund as follows:

                  (i) the Trust is a duly organized and validly existing business trust in good standing under the laws of the State of Delaware and has full power and authority to conduct its business as presently conducted;

                  (ii) the Trust has full power and authority to execute, deliver and carry out the terms of this Plan on behalf of the Government Bond Fund;

                  (iii) the execution and delivery of this Plan on behalf of the Government Bond Fund and the consummation of the transactions contemplated hereby are duly authorized and no other proceedings on the part of the Trust or the shareholders of the Government Bond Fund (other than as contemplated in Section 4(f)) are necessary to authorize this Plan and the transactions contemplated hereby;

                  (iv) this Plan has been duly executed by the Trust on behalf of the Government Bond Fund and constitutes its valid and binding obligation, enforceable in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other rights affecting creditors' rights generally, and general equitable principles;

                  (v) neither the execution and delivery of this Plan by the Trust on behalf of the Government Bond Fund, nor the consummation by the Trust on behalf of the Government Bond Fund of the transactions contemplated hereby will conflict with, result in a breach or violation of, or constitute (or with notice, lapse of time or both constitute) a breach of or default under, the Trust Instrument or By-Laws of the Trust, or any statute, regulation, order, judgment or decree, or any instrument, contract or other agreement to which the Trust is a party or by which the Trust or any of its assets is subject or bound; and

                  (vi) no authorization, consent or approval of any governmental or other public body or authority or any other party is necessary for the execution and delivery of this Plan by the Trust on behalf of the Government Bond Fund or the consummation of any transactions contemplated hereby, other than as shall be obtained at or prior to the Closing.

         (b) The Trust, on behalf of the Investment Quality Bond Fund, hereby represents and warrants to the Government Bond Fund as follows:

                  (i) the Trust is a duly organized and validly existing business trust in good standing under the laws of the State of Delaware and has full power and authority to conduct its business as presently conducted;

                  (ii) The Trust has full power and authority to execute, deliver and carry out the terms of this Plan on behalf of the Investment Quality Bond Fund;

                  (iii) the execution and delivery of this Plan on behalf of the Investment Quality Bond Fund and the consummation of the transactions contemplated hereby are duly authorized and no other proceedings on the part of the Trust or the shareholders of the Investment Quality Bond Fund are necessary to authorize this Plan and the transactions contemplated hereby;

                  (iv) this Plan has been duly executed by the Trust on behalf of the Investment Quality Bond Fund and constitutes its valid and binding obligation, enforceable in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other rights affecting creditors' rights generally, and general equitable principles;

                  (v) neither the execution and delivery of this Plan by the Trust on behalf of the Investment Quality Bond Fund, nor the consummation by the Trust on behalf of the Investment Quality Bond Fund of the transactions contemplated hereby will conflict with, result in a breach or violation of, or constitute (or with notice, lapse of time or both constitute) a breach of or default under, the Trust Instrument or By-Laws of the Trust, or any statute, regulation, order, judgement or decree, or any instrument, contract or other agreement to which the Trust is a party or by which the Trust or any of its assets is subject or bound; and

                  (vi) no authorization, consent or approval of any governmental or other public body or authority or any other party is necessary for the execution and delivery of this Plan by the Trust on behalf of the Investment Quality Bond Fund or the consummation of any transactions contemplated hereby, other than as shall be obtained at or prior to the Closing.

4. CONDITIONS PRECEDENT. The obligations herein of the Trust to effectuate the Plan shall be subject to the satisfaction of the following conditions:

         (a) At or immediately prior to the Closing, the Trust shall have declared and paid a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the shareholders of the Government Bond Fund all of the Fund's investment company taxable income for taxable years ending at or prior to the Closing (computed without regard to any deduction for dividends paid) and all of its net capital gain, if any, realized in taxable years ending at or prior to the Closing (after reduction for any capital loss carry-forward);

         (b) Such authority and orders from the Securities and Exchange Commission (the "Commission") and state securities commissions as may be necessary to permit the Trust to carry out the transactions contemplated by this Plan shall have been received;

         (c) A registration statement of the Trust on Form N-14 under the Securities Act of 1933, as amended (the "Securities Act"), and such amendment or amendments thereto as are determined by the Board of Trustees of the Trust to be necessary and appropriate to effect such registration of the New Shares (the "Registration Statement"), shall have been filed with the Commission and shall have become effective, and no stop-order suspending the effectiveness of such Registration Statement shall have been issued, and no proceeding for that purpose shall have been initiated or threatened by the Commission (unless withdrawn or terminated);

         (d) The New Shares shall have been duly qualified for offering to the public in all states in which such qualification is required for consummation of the transactions contemplated hereunder.

         (e) The Board of Trustees of the Trust shall have received a legal opinion from outside counsel, in form and substance reasonably satisfactory to the Board of Trustees of the Trust, as to tax and corporate matters related to this Plan, including, without limitation, that the proposed reorganization will not result in any taxable gain or loss to the Government Bond Fund or its shareholders; and

         (f) This Plan and the proposed reorganization contemplated hereby shall have been approved by shareholders of the Government Bond Fund in accordance with the 1940 Act, at a meeting of shareholders of the Government Bond Fund to be duly called for such purpose.

5. CLOSING. The closing of the transactions contemplated hereby (the "Closing") shall be held at the offices of the Trust and shall occur as of the commencement of business on (a) April 30, 1997, or (b) if all regulatory or shareholder approvals shall not have been received by such date, then on the first Monday following receipt of all necessary regulatory approvals and the final adjourned meeting of shareholders of the Government Bond Fund at which this Plan is considered and approved, or (c) such later time as the Trust may determine, giving consideration to the best interests of the Funds. All acts taking place at the Closing shall deemed to take place simultaneously unless otherwise provided.

6. EXPENSES. The expenses of the transactions contemplated by this Plan shall be borne by each Fund.

7. TERMINATION. This Plan and the transactions contemplated hereby may be terminated and abandoned by resolution of the Board of Trustees of the Trust, at any time prior to the Closing, if circumstances should develop that, in the opinion of the Board, in its sole discretion, make proceeding with this Plan inadvisable for either Fund. In the event of any such termination, there shall be no liability for damages on the part of either Fund, or its agents or officers, to the other Fund, or its agents or officers.

8. AMENDMENTS. This Plan may be amended, waived or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Trust with respect to either Fund; provided, however, that following the meeting of the Government Bond Fund shareholders called by the Trust pursuant to Section 4(f) of this Plan, no such amendment, waiver or supplement may have the effect of changing the provisions for determining the amount of Investment Quality Bond Fund Shares to be issued to the Government Bond Fund shareholders under this

Plan, or otherwise to the detriment of such shareholders, without their further approval.

9. GOVERNING LAW. This Plan shall be governed and construed in accordance with the laws of Delaware, without giving effect to the conflicts of laws provisions thereof that would call for the application of the substantive law of any other jurisdiction.

10. FURTHER ASSURANCES. The Trust, with respect to the Government Bond Fund and the Investment Quality Bond Fund, shall take such further action, prior to, at, and after the Closing, as may be necessary or desirable and proper to consummate the transactions contemplated hereby.

IN WITNESS WHEREOF, the Board of Trustees of the Trust has caused this Plan to be executed on behalf of each Fund as of the date first set forth above by their duly authorized representatives.

                                            THE VICTORY PORTFOLIOS
                                            on behalf of Government Bond Fund


Attest:

                                            By:______________________________

----------------




                                            THE VICTORY PORTFOLIOS
                                            on behalf of Investment Quality Bond
                                                              Fund


Attest:

                                            By:___________________________

------------------

PART B


                   RELATED STATEMENT OF ADDITIONAL INFORMATION

                             THE VICTORY PORTFOLIOS

                    THE VICTORY INVESTMENT QUALITY BOND FUND

                                 March 24, 1997

         This Related Statement of Additional Information is not a prospectus, but should be read in conjunction with the Combined Prospectus/Proxy Statement of the Victory Investment Quality Bond Fund (the "Investment Quality Bond Fund") dated March __, 1997, which may be obtained by writing the Victory Funds, at P.O. Box 8527, Boston, Massachusetts 02266-8527 or by calling 800-579-3863. Further information about the Investment Quality Bond Fund is contained in the Statement of Additional Information of the Fund dated March 1, 1997 and the audited financial statements of the Fund for the period ended October 31, 1996, which are both incorporated by reference herein. The audited financial statements of the Government Bond Fund for the period ended October 31, 1996 are also incorporated by reference herein.

         The pro forma combined statement of assets and liabilities reflects the financial position of Investment Quality Bond Fund at October 31, 1996 as though the Reorganization occurred as of that date. The pro forma combined statement of operations reflects the results of operations of the Investment Quality Bond Fund and Government Bond Fund for the period ended October 31, 1996 as though the Reorganization occurred at the beginning of the period presented.

                      Victory Investment Quality Bond Fund
             Pro Forma Combined Statements of Assets and Liabilities
                                October 31, 1996
                                   (Unaudited)
                (Amounts in thousands, except per share amounts)

                                                                 Investment
                                                                  Quality       Government     Pro Forma      Pro Forma
                                                                  Bond Fund     Bond Fund      Adjustments    Combined
                                                                  ---------     ---------      -----------    --------
ASSETS:
Investments, at value
    (Cost   $147,366, $25,335 and $172,701)                   $   148,673   $    25,771      $     --      $   174,444
Interest and dividends receivable                                   2,127           392            --            2,519
Receivable for capital shares issued                                  156            --            --              156
Receivable from brokers for investments sold                        1,010             3            --            1,013
Prepaid expenses and other                                             --             2            --                2
                                                              -----------   -----------      --------      -----------
       Total Assets                                               151,966        26,168            --          178,134
                                                              -----------   -----------      --------      -----------
LIABILITIES:
Payable to brokers for investments purchased                          996            --            --              996
Payable for capital shares redeemed                                     3             9            --               12
Accrued expenses and other payables:
    Investment advisory fees                                           78             7            --               85
    Administration fees                                                19             3            --               22
    Accounting and transfer agent fees                                 11             9            --               20
    Shareholder service fees                                           14            --            --               14
    Shareholder service fees - Class A                                 --             2            --                2
    Other                                                              38             8            --               46
                                                              -----------   -----------      --------      -----------
       Total Liabilities                                            1,159            38            --            1,197
                                                              -----------   -----------      --------      -----------
NET ASSETS:
Capital                                                           159,420        33,192            --          192,612
Undistributed net investment income                                   (11)           82            --               71
Net unrealized appreciation (depreciation) from investment          1,307           436            --            1,743
Accumulated undistributed net realized                                                                              --
    losses from investment transactions                            (9,909)       (7,580)           --          (17,489)
                                                              -----------   -----------      --------      -----------
       Net Assets                                             $   150,807   $    26,130      $     --      $   176,937
                                                              ===========   ===========      ========      ===========
Net Assets
    Class A                                                           N/A        24,632            --              N/A
    Class B                                                           N/A         1,498            --              N/A
                                                              -----------   -----------      --------      -----------
       Total                                                          N/A        26,130            --              N/A

Outstanding units of beneficial interest (shares)
    Class A                                                           N/A         2,553            --              N/A
    Class B                                                           N/A           155            --              N/A
                                                                            -----------      --------      -----------
       Total                                                       15,659         2,708            --           18,367
                                                              ===========   ===========      ========      ===========
Net asset value
      Redemption price per share                                     9.63           N/A                           9.63
                                                              ===========   ===========                    ===========
    Redemption price per share - Class A                              N/A          9.65                            N/A
                                                              ===========   ===========                    ===========
    Offering price per share - Class B*                               N/A          9.64                            N/A
                                                              ===========   ===========                    ===========
Maximum sales charge                                                4.75%         4.75%                           4.75%
Maximum offering price per share (100%/(100%-maximum          ===========   ===========                    ===========
    sales charge) of net asset value adjusted to
    nearest cent)                                                   10.11           N/A                          10.11
Maximum offering price per share (100%/(100%-maximum          ===========   ===========                    ===========
    sales charge) of net asset value adjusted to
    nearest cent)                                                     N/A          10.13                           N/A
                                                              ===========   ===========                    ===========

----------
* Redemption price per Class B Share varies based on length of time held.

NA     Not applicable

                      Victory Investment Quality Bond Fund
                   Pro Forma Combined Statement of Operations
                      For the Year Ended October 31, 1996
                                  (Unaudited)
                             (Amounts in thousands)

                                                                           Investment
                                                                           Quality      Government    Pro Forma     Pro Forma
                                                                           Bond Fund    Bond Fund    Adjustments    Combined
                                                                           ---------    ---------    -----------    --------
INVESTMENT INCOME:
Interest income                                                             $ 9,460      $ 1,802      $     --      $11,262
Dividend income                                                                  73           10            --           83
                                                                            -------      -------      --------      -------
Total Income                                                                  9,533        1,812            --       11,345
                                                                            -------      -------      --------      -------
EXPENSES:
Investment advisory fees                                                      1,022          150            55        1,227
Administration fees                                                             205           41            --          246
Shareholder service fees                                                        144                         29          173
Shareholder service fees - Class A                                               --           29           (29)          --
Shareholder service fees and 12b-1 fees - Class B                                --           10           (10)          --
Accounting fees                                                                  53           33           (22)          64
Custodian fees                                                                   37            9            (2)          44
Legal and audit fees                                                             36           23           (16)          43
Trustees' fees and expenses                                                       6            1            --            7
Transfer agent fees                                                              17           22           (19)          20
Registration and filing fees                                                     22           22           (18)          26
Printing fees                                                                    16            4            (1)          19
Other                                                                             1           --            --            1
                                                                            -------      -------      --------      -------
Total Expenses                                                                1,559          344           (33)       1,870
Expenses voluntarily reduced                                                   (185)         (65)           28         (222)
                                                                            -------      -------      --------      -------
Net Expenses                                                                  1,374          279            (5)       1,648
                                                                            -------      -------      --------      -------
Net Investment Income                                                         8,159        1,533             5        9,697
                                                                            -------      -------      --------      -------

REALIZED/UNREALIZED GAINS (LOSSES) FROM INVESTMENTS:
Net realized losses from investment transactions                             (1,769)        (271)           --       (2,040)
Net change in unrealized appreciation (depreciation)                            177         (334)           --         (157)
                                                                            -------      -------      --------      -------
Net realized/unrealized gains (losses) from investments                      (1,592)        (605)           --       (2,197)
                                                                            -------      -------      --------      -------
Change in net assets
resulting from operations                                                   $ 6,567      $   928      $      5      $ 7,500
                                                                            =======      =======      ========      =======

THE VICTORY PORTFOLIOS
INVESTMENT QUALITY BOND FUND

                   PRO FORMA COMBINED SCHEDULE OF INVESTMENTS
                                OCTOBER 31, 1996
                             (AMOUNTS IN THOUSANDS)

                                         PRO FORMA                                                                  PRO FORMA
         GOVERNMENT       INVESTMENT      COMBINED                                   GOVERNMENT    INVESTMENT        COMBINED
            BOND         QUALITY BOND    PRINCIPAL              SECURITY                BOND      QUALITY BOND        MARKET
            FUND             FUND          AMOUNT              DESCRIPTION              FUND          FUND            VALUE


-----------------------------------------------------------------------------------------------------------------------------------
                                  ASSET BACKED SECURITIES (0.2%):
-----------------------------------------------------------------------------------------------------------------------------------
                         $    410           $410   Railcar Trust, Series 92-1,
                                                     7.75%, 6/1/04                                  $  431           $   431
-----------------------------------------------------------------------------------------------------------------------------------
                                  TOTAL ASSET BACKED SECURITIES                                        431               431
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                   COMMERCIAL PAPER (0.4%)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                  FINANCIAL SERVICES (0.4%):
-----------------------------------------------------------------------------------------------------------------------------------
   $        137               520            657   General Electric Capital Corp.,
                                                   5.57%, 11/1/96                     $   137          520               657

-----------------------------------------------------------------------------------------------------------------------------------
                                    TOTAL COMMERCIAL PAPER                                137          520               657
-----------------------------------------------------------------------------------------------------------------------------------
                                   CORPORATE BONDS (23.8%)
-----------------------------------------------------------------------------------------------------------------------------------

                                  AUTOMOTIVE (3.0%):
                            2,000           2,000   Daimler-Benz North America,
                                                      7.38%, 9/15/06                                 2,065             2,065
                            1,000           1,000   Ford Motor Co.,
                                                      9.00%, 9/15/01                                 1,099             1,099
                            1,000           1,000   Ford Motor Co.,
                                                      8.88%, 1/15/22                                 1,155             1,155
                              939             939   General Motors Corp.,
                                                      9.13%, 7/15/01                                 1,032             1,032
                                                                                                 ----------------------------------
                                                                                                     5,351             5,351
                                                                                                 ----------------------------------
                                  BANKING (3.6%):
                            1,000           1,000   BankAmerica Corp.,
                                                      9.63%, 2/13/01                                 1,111             1,111
                            1,020           1,020   First Union Corp.,
                                                      9.45%, 6/15/99                                 1,099             1,099
                            2,000           2,000   Societe Generale,
                                                      7.40%, 6/1/06                                  2,053             2,053
                            1,000           1,000   SunTrust Banks, Inc.,
                                                      7.38%, 7/1/02                                  1,034             1,034
                            1,000           1,000   Wachovia Corp.,
                                                      6.05%, 10/1/25                                   990               990
                                                                                                 ----------------------------------
                                                                                                    6,287              6,287
                                                                                                 ----------------------------------
                                  BROKERAGE SERVICES (3.6%):
                            2,000           2,000   Lehman Brothers, Inc.,
                                                      7.63, 6/1/06                                  2,038              2,038
                            1,000           1,000   Morgan Stanley Group, Inc.,
                                                      5.63, 3/1/99                                    987                987
                            1,000           1,000   Morgan Stanley Group, Inc.,
                                                      8.88%, 10/15/01                               1,095              1,095
                            1,000           1,000   Morgan Stanley Mortgage,
                                                     7.22%*, 11/15/28                               1,023              1,023
                            1,200           1,200   Salomon Brothers,
                                                      6.70%, 12/1/98                                1,210              1,210
                                                                                                 ----------------------------------
                                                                                                    6,353              6,353
                                                                                                 ----------------------------------
                                  ELECTRICAL & ELECTRONIC (1.3%):
                            2,300           2,300   Philips Electronics,
                                                      7.13%, 5/15/25**                              2,326              2,326
                                                                                                 ----------------------------------
                                  FINANCIAL SERVICES (3.2%):
                            2,546           2,546   BHP Finance,
                                                      6.69%, 3/1/06                                 2,501              2,501
                            1,000           1,000   Liberty Mutual,
                                                      7.88%, 10/15/26                               1,014              1,014
                            1,020           1,020   Merrill Lynch,
                                                      8.25%, 11/15/99                               1,075              1,075
                            1,000           1,000   Merrill Lynch,
                                                      6.00%, 3/1/01                                   980                980
                                                                                                 ----------------------------------
                                                                                                    5,570              5,570
                                                                                                 ----------------------------------

THE VICTORY PORTFOLIOS
INVESTMENT QUALITY BOND FUND

                   PRO FORMA COMBINED SCHEDULE OF INVESTMENTS
                                OCTOBER 31, 1996
                             (AMOUNTS IN THOUSANDS)

                                         PRO FORMA                                                                  PRO FORMA
         GOVERNMENT       INVESTMENT      COMBINED                                   GOVERNMENT    INVESTMENT        COMBINED
            BOND         QUALITY BOND    PRINCIPAL              SECURITY                BOND      QUALITY BOND        MARKET
            FUND             FUND          AMOUNT              DESCRIPTION              FUND          FUND            VALUE



                                  INDUSTRIAL GOODS & SERVICES (5.7%):
                  $         1,000          $1,000   ConAgra, Inc.,
                                                      7.13%, 10/1/26, callable on 10/1/06 @ 100     $     1,018     $    1,018
                            2,500           2,500   Eaton Corp.,
                                                      9.38%, 4/1/99                                       2,506          2,506
                            1,500           1,500   Georgia-Pacific,
                                                      9.95%, 6/15/02                                      1,717          1,717
                            2,200           2,200   Harris Corp.,
                                                      6.65%, 8/1/06**                                     2,214          2,214
                            1,000           1,000   Tosco,
                                                      7.63%, 5/15/06                                      1,027          1,027
                            1,000           1,000   USX Corp.,
                                                      7.20%, 2/15/04                                        999            999
                              500             500   Westvaco Corp.,
                                                      9.75%, 6/15/20                                        623            623
                                                                                                 ----------------------------------
                                                                                                          10,104        10,104
                                                                                                 ----------------------------------
                                  INSURANCE (0.5%):
                              900             900   Aetna Insurance,
                                                      6.97%, 8/15/36                                        915            915
                                                                                                 ----------------------------------
                                  OIL & GAS (0.5%):
                            1,000           1,000   Union Oil of California,
                                                      6.38%, 2/1/04                                         964            964
                                                                                                 ----------------------------------
                                  PRINTING & PUBLISHING (1.2%):
                            2,000           2,000   Time Warner, Inc.,
                                                      9.15%, 2/1/23                                       2,173          2,173
                                                                                                 ----------------------------------
                                  RETAIL STORES (0.6%):
                            1,000           1,000   Dayton Hudson,
                                                      6.40%, 2/15/03                                        976            976
                                                                                                 ----------------------------------
                                  TEXTILE PRODUCTS (0.6%):
                            1,000           1,000   Levi Straus,
                                                      6.80%, 11/1/03                                        996            996
-----------------------------------------------------------------------------------------------------------------------------------
                                  TOTAL CORPORATE BONDS                                                  42,015         42,015
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                             U.S. GOVERNMENT AGENCIES (30.1%)
-----------------------------------------------------------------------------------------------------------------------------------

                                  FEDERAL HOME LOAN MORTGAGE CORP.:
                            2,000           2,000   8.19%, 10/6/04                                        2,069          2,069
                              860             860   7.50%, 4/1/07                                           874            874
                            1,410           1,410   6.00%, 2/1/11                                         1,362          1,362
                            7,798           7,798   6.00%, 5/1/11                                         7,522          7,522
                                  FEDERAL NATIONAL MORTGAGE ASSOC.:
                            2,700           2,700   8.50%, 2/1/05                                         2,852          2,852
                            2,000           2,000   6.65%, 3/8/06                                         1,955          1,955
                            2,743           2,743   6.00%, 8/1/10                                         2,649          2,649
                            7,721           7,721   6.00%, 5/1/11                                         7,444          7,444
                            1,564           1,564   9.00%, 3/1/25                                         1,642          1,642
                              899             899   9.00%, 5/1/25                                           943            943
                                  GOVERNMENT NATIONAL MORTGAGE ASSOC.:
                            2,323           2,323   6.50%, 2/15/09                                        2,297          2,297
                            1,197           1,197   9.00%, 2/15/17                                        1,261          1,261
                            1,168           1,168   8.50%, 9/15/17                                        1,210          1,210
                              993             993   9.00%, 12/15/19                                       1,046          1,046
                            1,399           1,399   9.00%, 1/15/20                                        1,480          1,480
                              873             873   6.50%, 7/15/23                                          840            840
                              172             172   7.50%, 8/15/23                                          173            173
                              541             541   7.50%, 8/15/23                                          542            542
                            1,296           1,296   7.00%, 10/15/23                                       1,274          1,274
                            1,934           1,934   6.50%, 1/15/24                                        1,846          1,846
                            5,045           5,045   8.50%, 12/15/24                                       5,232          5,232
                            4,985           4,985   6.50%, 2/15/26                                        4,773          4,773
                            2,025           2,025   6.50%, 4/15/26                                        1,937          1,937
===================================================================================================================================
                                    TOTAL U.S. GOVERNMENT AGENCIES                                       53,223         53,223
===================================================================================================================================

THE VICTORY PORTFOLIOS
INVESTMENT QUALITY BOND FUND

                   PRO FORMA COMBINED SCHEDULE OF INVESTMENTS
                                OCTOBER 31, 1996
                             (AMOUNTS IN THOUSANDS)

                                         PRO FORMA                                                                  PRO FORMA
         GOVERNMENT       INVESTMENT      COMBINED                                   GOVERNMENT    INVESTMENT        COMBINED
            BOND         QUALITY BOND    PRINCIPAL              SECURITY                BOND      QUALITY BOND        MARKET
            FUND             FUND          AMOUNT              DESCRIPTION              FUND          FUND            VALUE


===================================================================================================================================
                                    U.S. TREASURY BONDS (5.2%)
===================================================================================================================================
   $      3,500                           $3,500   6.25%, 8/15/23                     $   3,286                    $     3,286
                           1,300           1,300   7.50%, 11/15/24                                        1,426          1,426
                           3,400           3,400   6.00%, 2/15/26                                         3,102          3,102
                           1,300           1,300   6.75%, 8/15/26                                         1,314          1,314
===================================================================================================================================
                                  TOTAL U.S. TREASURY BONDS                               3,286           5,842          9,128
===================================================================================================================================

===================================================================================================================================
                                    U.S. TREASURY NOTES (39.0%)
===================================================================================================================================

                             600             600   7.25%, 2/15/98                                           612             612
          6,850                            6,850   6.25%, 7/31/98                         6,910                           6,910
          2,000                            2,000   6.38%, 5/15/99                         2,023                           2,023
          2,000            5,200           7,200   6.00%, 8/15/99                         2,005           5,213            7,218
                           2,500           2,500   7.75%, 1/31/00                                         2,630            2,630
                          12,060          12,060   6.13%, 9/30/00                                        12,098           12,098
          5,000            9,400          14,400   6.38%, 8/15/02                         5,058           9,508           14,566
          2,200                            2,200   6.25%, 2/15/03                         2,209                             2,209
                           3,500           3,500  12.38%, 5/15/04                                         4,766            4,766
                           6,400           6,400   7.88%, 11/15/04                                        7,024            7,024
          4,100                            4,100   6.50%, 8/15/05                         4,143                             4,143
                           1,500           1,500   6.88%, 5/15/06                                         1,554            1,554
                           3,100           3,100   7.00%, 7/15/06                                         3,237            3,237
===================================================================================================================================
                                 TOTAL U.S. TREASURY NOTES                               22,348          46,642           68,990
===================================================================================================================================
                                  TOTAL (COST $172,701) (a)                              25,771         148,673      $   174,444
===================================================================================================================================


Percentages indicated are based on net assets of $176,937.

(a) Represents cost for financial reporting purposes and differs from cost basis for federal income tax reporting purposes by the amount of losses recognized for financial reporting purposes in excess of federal income tax reporting of approximately $766. Cost for federal income tax puposes differs from value by net unrealized appreciation of securities as follows
     (amounts  in  thousands):

                                               Unrealized   appreciation                                               $   1,814
                                               Unrealized  depreciation                                                     (837)
                                                                                                                       -------------
                                               Net unrealized appreciation                                             $     977
                                                                                                                       ============

* Variable rate securities having liquidity sources through bank letters of credit or other credit and/or liquidity agreements. The interest rate, which will change periodically, is based upon bank prime rates or an index of market interest rates. The rate reflected on the Schedule of Portfolio Investments is the rate in effect at October 31, 1996.

** Put and demand features exist allowing the Fund to require the repurchase of the investment within variable time periods of less than one year.

                                  VICTORY FUNDS
                          INVESTMENT QUALITY BOND FUND
                     NOTES TO PRO FORMA FINANCIAL STATEMENTS
                                   (Unaudited)

1.       BASIS OF COMBINATION:

         The unaudited Pro Forma Combined Statements of Assets and Liabilities, Statement of Operations, and Schedule of Portfolio Investments reflect the accounts of two investment portfolios offered by The Victory Portfolios (the "Company"): Government Bond Fund (the "Transferor Fund") and Investment Quality Bond Fund (the "Surviving Fund"), (collectively, "Funds") as if the proposed reorganization occurred as of and for the year ended October 31, 1996. These statements have been derived from books and records utilized in calculating daily net asset value at October 31, 1996.

         The Plan of Reorganization provides that at the time the reorganization becomes effective (the "Effective Time of the Reorganization"), all of the assets and liabilities of the Company's Government Bond Fund will be transferred to the Company's Investment Quality Bond Fund, such that at and after the Effective Time of the Reorganization, the assets and liabilities of the Transferor Fund will become and be the assets and liabilities of the Surviving Fund. In exchange for the transfer of assets and liabilities, the Company will issue to the Transferor Fund full and fractional shares of the corresponding Surviving Fund, and the Transferor Fund will make a liquidating distribution of such shares to its shareholders. The number of shares of the Surviving Fund so issued will be equal in number to the number of full and fractional shares representing interests in the Transferor Fund that are outstanding immediately prior to the Effective Time of the Reorganization. At and after the Effective Time of the Reorganization, all debts, liabilities and obligations of the Transferor Fund will attach to the Surviving Fund and may thereafter be enforced against the Surviving Fund to the same extent as if they had been incurred by it. The pro forma statements give effect to the proposed transfer described above.

         Under the purchase method of accounting for business combinations under generally accepted accounting principles, the basis of the assets of the Transferor Fund on the part of the Surviving Fund, will be the fair market value of such assets on the closing date of the transaction. The Surviving Fund will recognize no gain or loss for federal tax purposes on its issuance of shares in the reorganization, and the basis to the Surviving Fund of the assets of the Transferor Fund received pursuant to the reorganization will equal the fair market value of the consideration furnished, and costs incurred, by the Surviving Fund in the reorganization -- i.e., the sum of the liabilities assumed, the fair market value of the Surviving Fund shares issued, and such costs. For accounting purposes, the Surviving Fund is the survivor of this reorganization. The pro forma statements reflect the combined results of operations of the Transferor Fund and the Surviving Fund. However, should such reorganization be effected, the statements of operations of the Surviving Fund will not be restated for precombination period results of the corresponding Transferor Fund.

                                   (Continued)

                                  VICTORY FUNDS
                          INVESTMENT QUALITY BOND FUND
                     NOTES TO PRO FORMA FINANCIAL STATEMENTS
                                   (Unaudited)

         The Pro Forma Combined Statements of Assets and Liabilities, Statement of Operations, and Schedule of Portfolio Investments should be read in conjunction with the historical financial statements of the Funds incorporated by reference in the Statement of Additional Information.

         The Transferor Fund and the Surviving Fund are each separate portfolios of the Company, which is registered as an open-end management company under the Investment Company Act of 1940 (the "1940 Act"). The investment objective of the Government Bond Fund is to provide as high a level of current income as is consistent with preservation of capital by investing in U.S. Government securities. The investment objective of the Investment Quality Bond Fund is to provide a high level of income. The purchase and redemption policies of each of these Funds are the same and the service providers for each of the Funds are the same.

          EXPENSES

         Key Asset Management Inc. (the "Adviser"), a wholly-owned subsidiary of KeyBank National Association ("Key"), serves as the Funds' investment adviser. Key and its affiliated brokerage and banking companies also serve as Shareholder Servicing Agent for the Funds. BISYS Fund Services (the "Administrator"), an indirect, wholly-owned subsidiary of The BISYS Group, Inc. ("BISYS") serves as the administrator and distributor to the Funds. BISYS Fund Services, Ohio, Inc., an affiliate of BISYS, serves the Funds' as Mutual Fund Accountant.

          TRANSFEROR FUND:

The Transferor Fund is authorized to issue two classes of shares: Class A shares and Class B shares. Each class of shares has identical rights and privileges except with respect to fees paid under shareholder servicing or distribution plans, expenses allocable exclusively to each class of shares, voting rights on matters affecting a single class of shares, and the exchange privilege of each class of shares. Class A shares are subject to an initial sales charge upon purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC").

Under the terms of the investment advisory agreement, the Adviser is entitled to receive fees computed at the annual rate of 0.55% of the average daily net assets of the Government Bond Fund. Such fees are accrued daily and paid monthly. For the year ended October 31, 1996, total investment advisory fees incurred by the Government Bond Fund were approximately $150,000, of which approximately $65,000 were waived by the Adviser.

                                   (Continued)

                                  VICTORY FUNDS
                          INVESTMENT QUALITY BOND FUND
                     NOTES TO PRO FORMA FINANCIAL STATEMENTS
                                   (Unaudited)

Under the terms of the administration agreement, the Administrator's fees are computed at the annual rate of 0.15% of the average daily net assets of the Fund. For the year ended October 31, 1996, the Administrator's fees earned from the Government Bond Fund were approximately $41,000. Pursuant to a 12b-1 Plan, the Distributor may receive fees computed at the annual rate of 0.75% of the average daily net assets of Class B shares of the Fund for providing distribution services and is entitled to receive commissions on sales of shares of the Fund.

         SURVIVING FUND:

         The Surviving Fund issues one class of shares. The one class of the Surviving Fund has rights and privileges analogous to those of Class A shares of the Transferor Fund. After the transaction, shareholders of both Class A and Class B shares of the Transferor Fund will receive shares of the Surviving Fund with equal rights and expenses. No redemption of shares of the Surviving Fund will be subject to a CDSC, regardless of whether Class B shares of the Transferor Fund were previously owned.

         Under the terms of the investment advisory agreement, the Adviser is entitled to receive fees computed at the annual rate of 0.75% of the average daily net assets of the Investment Quality Bond Fund. Such fees are accrued daily and paid monthly. For the year ended October 31, 1996, total investment advisory fees incurred by the Investment Quality Bond Fund were approximately $1,022,000, of which approximately $185,000 was waived by the Adviser.

         Under the terms of the administration agreement, the Administrator's fees are computed at the annual rate of 0.15% of the average daily net assets of the Fund. For the year ended October 31, 1996, the Administrator's fees earned from the Investment Quality Bond Fund were approximately $205,000.

PRO FORMA ADJUSTMENTS AND PRO FORMA COMBINED COLUMNS

         The pro forma adjustments and pro forma combined columns of the statements of operations reflect the adjustments necessary to show expenses at the rates which would have been in effect if

                                   (Continued)

                                  VICTORY FUNDS
                          INVESTMENT QUALITY BOND FUND
                     NOTES TO PRO FORMA FINANCIAL STATEMENTS
                                   (Unaudited)

the Transferor Fund was included in the Surviving Fund for the year ended October 31, 1996. Investment advisory and shareholder service and 12b-1 fees in the pro forma combined column are calculated at the rates in effect for the Surviving Funds based upon the combined net assets of the Transferor Fund and the Surviving Fund. Certain pro forma adjustments were made to estimate the benefit of combining operations of separate funds into one survivor fund. All other pro forma combined expenses are based on the combined net assets of the funds and are, therefore, equal to the sum of the Transferor Fund's expenses and the Surviving Fund's expenses.

         For the year ended October 31, 1996, approximately $222,000 of the investment advisory fees on a pro forma combined basis for the Surviving Funds were waived.

         The pro forma Schedule of Portfolio Investments gives effect to the proposed transfer of such assets as if the reorganization had occurred at October 31, 1996.

2.  PORTFOLIO VALUATION:

         Investments in corporate bonds, commercial paper, municipal and foreign governments bonds, U.S. Government securities and securities of U.S. Government agencies are valued at their market values determined on the basis of the latest available bid prices in the principal market (closing sales prices if the principal market is an exchange) in which such securities are normally traded or on the basis of valuation procedures approved by the Board of Trustees. Investments in investment companies are valued at their respective net asset values as reported by such companies. The differences between the cost and market values of investments are reflected as either unrealized appreciation or depreciation.

         Securities transactions are accounted for on the date the security is purchased or sold (trade date). Interest income is recognized on the accrual basis and includes, where applicable, the pro rata amortization of premium or accretion of discount. Gains or losses realized from sales of securities are determined by comparing the identified cost of the security lot sold with the net sales proceeds.

                                   (Continued)

                                  VICTORY FUNDS
                          INVESTMENT QUALITY BOND FUND
                     NOTES TO PRO FORMA FINANCIAL STATEMENTS
                                   (Unaudited)

3.  CAPITAL SHARES:

         The pro forma net asset values per share assume the issuance of shares of the Surviving Fund which would have occurred at October 31, 1996 in connection with the proposed reorganization. The pro forma number of shares outstanding consists of the following:

                                                Shares
                                            outstanding at          Additional Shares
                                              October 31,            Assumed in the            Proforma Shares at
                                                 1996                Reorganization             October 31, 1996
                                                 (000)                    (000)                       (000)
                                           ---------------         ------------------          -------------------
Investment Quality Bond Fund                       15,659                      2,708                       18,367


                                   (Continued)

Part C

Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C to this Registration Statement.

                             THE VICTORY PORTFOLIOS
                    The Victory Investment Quality Bond Fund

                                     PART C

Item 15.  Indemnification.

Article X, Section 10.02 of the Registrant's Delaware Trust Instrument, incorporated herein as Exhibit 1 hereto, provides for the indemnification of Registrant's Trustees and officers, as follows:

"SECTION 10.02  INDEMNIFICATION.

         (a) Subject to the exceptions and limitations contained in Subsection 10.02(b):

                  (i) every person who is, or has been, a Trustee or officer of the Trust (hereinafter referred to as a "Covered Person") shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof;

                  (ii) the words "claim," "action," "suit," or "proceeding" shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened while in office or thereafter, and the words "liability" and "expenses" shall include, without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

         (b) No indemnification shall be provided hereunder to a Covered Person:

                  (i) who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office or (B) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or

                  (ii) in the event of a settlement, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, (A) by the court or other body approving the settlement; (B) by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

         (c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, and other persons may be entitled by contract or otherwise under law.

         (d) Expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in Subsection (a) of this Section 10.02 may be paid by the Trust or Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or Series if it is ultimately determined that he is not entitled to indemnification under this Section 10.02; provided, however, that either (i) such Covered Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Covered Person will be found entitled to indemnification under this Section 10.02."

Indemnification of the Registrant's principal underwriter, custodian, fund accountant, and transfer agent is provided for, respectively, in Section V of the Distribution Agreement incorporated by reference as Exhibit 7(a) hereto,
Section 28 of the Custody Agreement incorporated by reference as Exhibit 9 hereto, Section 5 of the Registrant's Fund Accounting Agreement dated May 31, 1995 between the Registrant and BISYS Fund Services Ohio, Inc. which was filed as Exhibit 9(d) to Post-Effective

Amendment No. 22 of the Registrant's Registration Statement on Form N-1A filed on August 28, 1995, and Section 7 of the Transfer Agency and Service Agreement dated July 12, 1996 between the Registrant and State Street Bank and Trust Company filed as Exhibit 6(a) to Post-Effective Amendment No. 30 to the Registrant's Registration Statement on Form N-1A. Registrant has obtained from a major insurance carrier a trustee's and officer's liability policy covering certain types of errors and omissions. In no event will Registrant indemnify any of its trustees, officers, employees or agents against any liability to which such person would otherwise be subject by reason of his willful misfeasance, bad faith, or gross negligence in the performance of his duties, or by reason of his reckless disregard of the duties involved in the conduct of his office or under his agreement with Registrant. Registrant will comply with Rule 484 under the Securities Act of 1933 and Release 11330 under the Investment Company Act of 1940 in connection with any indemnification.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers, and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Investment Company Act of 1940, as amended, and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer, or controlling person of Registrant in the successful defense of any action, suit, or proceeding) is asserted by such trustee, officer, or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Investment Company Act of 1940, as amended, and will be governed by the final adjudication of such issue.

Item 16.  Exhibits.

Exhibit No.

EX-99.1 Delaware Trust Instrument dated December 6, 1995 is incorporated herein by reference to Exhibit 99.B1(a) to Post-Effective Amendment No. 26 to the Registrant's Registration Statement on Form N-1A filed electronically on December 28, 1995, accession number 0000950152-95-003085.

EX-99.2 By-Laws adopted December 6, 1995 are incorporated herein by reference to Exhibit 99.B2 to Post-Effective Amendment No. 26 to the Registrant's Registration Statement on Form N-1A filed electronically on December 28, 1995, accession number 0000950152-95-003085.

EX-99.3                    Inapplicable.

EX-99.4                    Plan  of   Reorganization   and  Liquidation   (filed
                           herewith as Exhibit A to Part A).

EX-99.5                    Inapplicable.

EX-99.6(a)                 Investment Advisory Agreement dated as of January
                           1, 1996, between the Registrant and Key Asset
                           Management Inc. is incorporated herein by reference to Exhibit 99.B(5)(a) to Post-Effective
                           Amendment No. 27 to the Registrant's Registration
                           Statement on Form N-1A filed electronically on January 31, 1996, accession number 0000922423-96-
                           000047.

EX-99.6(b)                 Investment Sub-Advisory Agreement between Key
                           Asset Management Inc. and Society Asset
                           Management, Inc. dated as of January 1, 1996 is incorporated herein by reference to Exhibit
                           99.B(5)(b) to Post-Effective Amendment No. 27 to the Registrant's Registration Statement on Form
                           N-1A filed electronically on January 31, 1996, accession number 0000922423-96-000047.

EX-99.7(a)                 Distribution Agreement dated June 1, 1996 between
                           the Registrant and BISYS Fund Services Limited
                           Partnership is incorporated herein by reference to
                           Exhibit 99.B6(a) to Post-Effective Amendment No.
                           30 to the Registrant's Registration Statement on
                           Form N-1A filed electronically on July 30, 1996, accession number 0000922423-96-000344.

EX-99.7(b)                 Form  of  Broker-Dealer   Agreement  is  incorporated
                           herein  by   reference   to   Exhibit   99.B6(b)   to
                           Post-Effective  Amendment No. 27 to the  Registrant's
                           Registration    Statement    on   Form   N-1A   filed
                           electronically on January 31, 1996,  accession number
                           0000922423-96-000047.

EX-99.8                    Inapplicable.

EX-99.9 Amended and Restated Mutual Fund Custody Agreement dated May 24, 1995 by and between the Registrant and Key Trust Custody of Ohio, N.A. is incorporated herein by reference to Exhibit 8(a) to Post-Effective Amendment No. 22 to the Registrant's Registration Statement on Form N-1A filed on August 28, 1995.

EX-99.10                   Inapplicable.

EX-99.11(a)                Opinion  of Kramer,  Levin,  Naftalis & Frankel as to
                           the legality of the securities being issued is to be filed by amendment.

EX-99.11(b)                Opinion  of Morris,  Nichols,  Arscht & Tunnell as to
                           the legality of the securities being issued is to be filed by amendment.

EX-99.12 Opinion of Kramer, Levin, Naftalis & Frankel as to tax consequences is to be filed by amendment.

EX-99.13                   Inapplicable.

EX-99.14 Consent of Coopers & Lybrand L.L.P. is filed herewith.

EX-99.15                   Inapplicable.

EX-99.16 Powers of Attorney filed electronically with Post-Effective Amendments 27 and 26 to Registrant's Registration Statement on January 31, 1996, accession number 0000922423-96-000047 and December 28, 1995, accession number 0000950152-95-003085, respectively.

EX-99.17(a)                Form of Proxy Card is filed herewith.

EX-99.17(b)                The Registrant's declaration to register an
                           indefinite number of shares pursuant to Rule 24f-2 under the Investment Company Act of 1940 was electronically filed pursuant to its Rule 24f-2 notice for its fiscal year ended October 31, 1996 on December 23, 1996, accession number 0000950152-
                           96-006841.

EX-99.17(c)                Prospectus and Statement of Additional Information
                           of The Victory Portfolios relating to the Victory
                           Government Bond Fund, including audited financial statements as of October 31, 1996 are incorporated herein by reference to Post-Effective Amendment
                           No. 31 to the Registrant's Registration Statement on form N-1A as filed electronically on February
                           7, 1997, accession number 0000922423-97-000066

EX-99.17(d)                Prospectus and Statement of Additional Information
                           of The Victory Portfolios relating to the Victory
                           Investment Quality Bond Fund, including audited financial statements as of October 31, 1996 are incorporated herein by reference to Post-Effective
                           Amendment No. 31 to the Registrant's Registration
                           Statement on Form N-1A as filed electronically on February 7, 1997, accession number 0000922423-97-
                           000066.

Item 17.  Undertakings

   (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

   (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 19th day of February, 1997.

                                              THE VICTORY PORTFOLIOS
                                              (Registrant)

                                              By:  /s/ Leigh A. Wilson
                                                   -------------------
                                      Leigh A. Wilson, President and Trustee

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 19th day of February, 1997.





/s/Leigh A. Wilson               President and Trustee
------------------
Leigh A. Wilson


/s/ Kevin L. Martin              Treasurer
-------------------
Kevin L. Martin

*                                Trustee
----------------------
Robert G. Brown


*                                Trustee
----------------------
Edward P. Campbell


*                                Trustee
----------------------
Harry Gazelle


*                                Trustee
----------------------
Stanley I. Landgraf


*                                Trustee
----------------------
Thomas F. Morrisey


*                                Trustee
----------------------
H. Patrick Swygert

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*By: /s/ Carl Frischling
    -------------------
         Power of Attorney

                                INDEX TO EXHIBITS


Exhibit Number

99.14              Consent of Coopers & Lybrand L.L.P.

99.17(a)           Form of Proxy Card.


                                     -xvii-